SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001-20

Publicly-Held Company - CVM 1431-1

www.copel.com            copel@copel.com

Rua José Izidoro Biazetto, 158, Bloco A, Mossunguê - Curitiba - PR

ZIP 81200-240

INTERIM FINANCIAL INFORMATION

March / 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CONTENTS
FINANCIAL STATEMENTS	3
Statements of Financial Position	3
Statements of Income	5
Statements of Comprehensive Income	6
Statements of Changes in Equity	7
Statements of Cash Flows	8
NOTES TO THE INTERIM FINANCIAL INFORMATION	10
1. Operations	10
2. Concessions and Authorizations	15
3. Basis of Preparation	17
4. Significant Accounting Policies	18
5. Cash and Cash Equivalents	19
6. Bonds and Securities	19
7. Trade Accounts Receivable	20
8. Net Sectorial Financial Assets and Liabilities	21
9. Accounts Receivables - Concessions	22
10. Contract assets	23
11. Other Receivables	26
12. Taxes	27
13. Prepaid Expenses	31
14. Judicial Deposits	32
15. Investments	32
16. Property, Plant and Equipment	35
17. Intangible assets	37
18. Payroll, Social Charges and Accruals	39
19. Accounts Payable to Suppliers	39
20. Loans and Financing	40
21. Debentures	44
22. Post-employment Benefits	46
23. Sectorial Charges Payable	47
24. Research and Development and Energy Efficiency	47
25. Accounts Payable Related to Concessions	48
26. Right-of-use Asset and Lease Liability	49
27. Other Accounts Payable	51
28. Provisions for Legal Claims and Contingent Liabilities	51
29. Equity	55
30. Net Operating Revenue	56
31. Operating Costs and Expenses	59
32. Financial Results	62
33. Operating Segments	62
34. Financial Instruments	66
35. Related Party Transactions	80
36. Commitments	83
37. Insurance	84
38. Additional information to the Statement of Cash Flows	84
39. Condensed individual financial information of Companhia Paranaense de Energia - Copel	85
40. Subsequent events	90

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Financial Position

FINANCIAL STATEMENTS

Statements of Financial Position

as of March 31, 2023, and December 31,2022

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	03.31.2023	12.31.2022
CURRENT ASSETS
Cash and cash equivalents	5	2,911,274	2,678,457
Bonds and securities	6	92	93
Collaterals and escrow accounts		178	157
Trade accounts receivable	7	3,460,364	3,342,050
Dividends receivable		137,296	138,330
Sectorial financial assets	8	327,135	190,699
Accounts receivable - concessions	9	8,563	8,603
Contract assets	10	242,259	220,660
Other current receivables	11	998,199	897,380
Inventories		223,225	194,850
Income tax and social contribution receivable		374,536	355,065
Other current recoverable taxes	12.2	1,208,196	1,239,694
Prepaid expenses	13	69,775	60,076
Receivable from related parties	35	1,430	1,135
		9,962,522	9,327,249
NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	501,700	430,963
Other temporary investments		26,802	25,619
Trade accounts receivable	7	117,630	109,819
Judicial deposits	14	631,837	632,458
Sectorial financial assets	8	109,045	190,699
Accounts receivable - concessions	9	2,403,465	2,269,690
Contract assets	10	7,536,312	7,452,019
Other noncurrent receivables	11	1,372,447	931,452
Income tax and social contribution receivable		128,108	127,824
Deferred income tax and social contribution	12.1	1,637,997	1,644,299
Other noncurrent recoverable taxes	12.2	2,481,902	2,627,293
Prepaid expenses	13	247	10
		16,947,492	16,442,145
Investments	15	3,435,680	3,325,731
Property, plant and equipment	16	11,189,018	10,069,468
Intangible assets	17	11,274,717	10,277,727
Right-of-use asset	26	255,034	261,380
		43,101,941	40,376,451
TOTAL ASSETS		53,064,463	49,703,700

Notes are an integral part of this interim financial information

3

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Financial Position

Statements of Financial Position

as of March 31, 2023, and December 31,2022 (continuation)

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	03.31.2023	12.31.2022
CURRENT LIABILITIES
Payroll, social charges and accruals	18	247,831	252,789
Accounts payable to suppliers	19	1,962,380	2,090,022
Income tax and social contribution payable		81,503	156,191
Other taxes due	12.2	367,540	303,606
Loans and financing	20	336,274	278,838
Debentures	21	1,468,414	1,346,347
Dividend payable		484,759	482,325
Post-employment benefits	22	86,404	73,814
Sectorial charges payable	23	42,338	46,488
Research and development and Energy efficiency	24	376,147	370,244
Accounts payable related to concession	25	105,228	105,003
Sectorial financial liabilities	8	208,178	433,914
Lease liability	26	66,254	64,870
Other accounts payable	27	713,962	601,619
PIS and Cofins to be refunded to consumers	12.2.1	815,321	550,527
		7,362,533	7,156,597
NONCURRENT LIABILITIES
Accounts payable to suppliers	19	125,339	125,448
Deferred income tax and social contribution	12.1	1,799,749	1,517,682
Other taxes due	12.2	631,616	633,491
Loans and financing	20	5,113,768	4,371,525
Debentures	21	7,808,247	6,457,508
Post-employment benefits	22	994,854	996,223
Research and development and Energy efficiency	24	256,226	244,514
Accounts payable related to concession	25	830,715	832,539
Sectorial financial liabilities	8	50,945	49,341
Lease liability	26	202,543	208,886
Other accounts payable	27	1,000,001	645,234
PIS and Cofins to be refunded to consumers	12.2.1	1,231,291	1,444,631
Provision for allocation of PIS and Cofins credits	12.2.1	1,876,933	1,851,257
Provisions for legal claims	28	2,013,174	2,037,599
		23,935,401	21,415,878
EQUITY
Attributable to controlling shareholders
Capital	29.1	10,800,000	10,800,000
Equity valuation adjustments	29.2	585,053	593,382
Legal reserve		1,512,687	1,512,687
Profit retention reserve		7,911,295	7,911,295
Accumulated profit		634,789	-
		21,443,824	20,817,364
Attributable to non-controlling interests	15.2.2	322,705	313,861
		21,766,529	21,131,225
TOTAL LIABILITIES & EQUITY		53,064,463	49,703,700

Notes are an integral part of this interim financial information

4

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Income

Statements of Income

for the three-month periods ended March 31, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

	Note	03.31.2023	03.31.2022
CONTINUING OPERATIONS
NET OPERATING REVENUE	30	5,530,666	5,587,749
Operating costs	31	(4,102,602)	(4,178,804)
GROSS OPERATING PROFIT		1,428,064	1,408,945
Other operational expenses / income
Selling expenses	31	(781)	(66,890)
General and administrative expenses	31	(256,079)	(196,405)
Other operational income (expenses), net	31	(61,052)	(87,951)
Equity in earnings of investees	15	104,088	112,781
		(213,824)	(238,465)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		1,214,240	1,170,480
Financial results	32
Financial income		240,639	259,875
Financial expenses		(573,778)	(473,102)
		(333,139)	(213,227)
OPERATING PROFIT		881,101	957,253
INCOME TAX AND SOCIAL CONTRIBUTION	12.3
Current		(161,823)	(273,849)
Deferred		(83,788)	(13,613)
		(245,611)	(287,462)
NET INCOME		635,490	669,791
Attributed to shareholders of the parent company arising from continuing operations		626,590	664,341
Attributed to non-controlling shareholders resulting from continuing operations	15.2.2	8,900	5,450
BASIC AND DILUTED EARNING PER SHARE
ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	29.3
Common shares
Class "A" Preferred shares
Class "B" Preferred shares

Notes are an integral part of this interim financial information

5

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Comprehensive Income

Statements of Comprehensive Income

for the three-month periods ended March 31, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

	Note	03.31.2023	03.31.2022
NET INCOME		635,490	669,791
Other comprehensive income Items that will never be reclassified to profit or loss Items that may be reclassified to profit or loss	29.2
Adjustments related to financial assets		(282)	-
Taxes on other comprehensive income		96	-
Total other comprehensive income, net of taxes		(186)	-
TOTAL COMPREHENSIVE INCOME		635,304	669,791
Attributed to shareholders of the parent company arising from continuing operations		626,460	664,341
Attributed to non-controlling shareholders resulting from continuing operations		8,844	5,450

Notes are an integral part of this interim financial information

6

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Changes in Equity

Statements of Changes in Equity

for the three-month periods ended March 31, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

	Note	Attributable to controlling shareholders								Attributable to non - controlling interests	Equity Consolidated
		Capital	Equity valuation adjustments		Profit reserves				Shareholders’ equity
			Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit
Balance as of January 1, 2023		10,800,000	597,276	(3,894)	1,512,687	7,911,295	-	-	20,817,364	313,861	21,131,225
Net income Other comprehensive income Adjustments related to financial assets	29.2	- -	- -	- (130)	- -	- -	- -	626,590 -	626,590 (130)	8,900 (56)	635,490 (186)
Total comprehensive income		-	-	(130)	-	-	-	626,590	626,460	8,844	635,304
Realization - deemed cost, net of taxes	29.2	-	(8,199)	-	-	-	-	8,199	-	-	-
Balance as of March 31, 2023		10,800,000	589,077	(4,024)	1,512,687	7,911,295	-	634,789	21,443,824	322,705	21,766,529

	Note	Attributable to controlling shareholders								Attributable to non - controlling interests	Equity Consolidated
		Capital	Equity valuation adjustments		Profit reserves				Shareholders’ equity
			Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit
Balance as of January 1, 2022		10,800,000	633,789	(207,619)	1,457,087	7,785,092	1,368,675	-	21,837,024	338,211	22,175,235
Net Income		-	-	-	-	-	-	664,341	664,341	5,450	669,791
Total comprehensive income		-	-	-	-	-	-	664,341	664,341	5,450	669,791
Realization - deemed cost, net of taxes Interest on equity (JSCP)		- -	(11,136) -	- -	- -	- -	- -	11,136 -	- -	- (3,889)	- (3,889)
Balance as of March 31, 2022		10,800,000	622,653	(207,619)	1,457,087	7,785,092	1,368,675	675,477	22,501,365	339,772	22,841,137

Notes are an integral part of this interim financial information

7

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Cash Flows

Statements of Cash Flows

for the three-month periods ended March 31, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

	Note	03.31.2023	03.31.2022
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income		635,490	669,791
Adjustments to reconcile net income for the period with cash generation from operating activities:
Unrealized monetary and exchange variation and debt charges - net		426,041	305,700
Interest - bonus from the grant of concession agreements under the quota system	9.2	(36,944)	(41,919)
Remuneration of transmission concession contracts	10.3	(238,365)	(267,530)
Income tax and social contribution	12.3	161,823	273,849
Deferred income tax and social contribution	12.3	83,788	13,613
Equity in earnings of investees	15.1	(104,088)	(112,781)
Appropriation of post-employment benefits obligations	22.4	68,482	66,524
Creation for research and development and energy efficiency programs	24.1	40,203	41,434
Recognition of fair value of assets from the indemnity for the concession	30	(25,734)	(42,549)
Sectorial financial assets and liabilities result	30	(269,120)	(357,229)
Depreciation and amortization	31	352,650	320,378
Net operating estimated losses, provisions and reversals	31.4	(10,723)	115,948
Realization of added value in business combinations	10.3	(181)	(180)
Fair value in energy purchase and sale operations	30.1 and 31.1	(50,291)	21,834
Derivatives fair value		-	2,907
Loss on disposal of accounts receivable related to concession	9.1	30	16
Loss on disposal of contract assets	10.1	2,834	3,636
Loss on disposal of property, plant and equipment	16.2	811	405
Loss on disposal of intangible assets	17	18,252	12,943
Result of write-offs of use rights of assets and liabilities of leases - net	26.1 and 26.2	(4)	(23)
		1,054,954	1,026,767
Decrease (increase) in assets
Trade accounts receivable		107,912	85,124
Dividends and interest on own capital received		5,860	4,127
Judicial deposits		11,565	9,931
Sectorial financial assets	8	13,796	224,089
Other receivables		(44,699)	129,138
Inventories		(24,064)	(14,218)
Income tax and social contribution recoverable		(8,596)	(23,502)
Other taxes recoverable		91,942	49,080
Prepaid expenses		(9,712)	(9,324)
Related parties		(295)	-
		143,709	454,445
Increase (decrease) in liabilities
Payroll, social charges and accruals		40,770	42,191
Suppliers		(209,165)	(478,058)
Other taxes		208,575	196,852
Post-employment benefits	22.4	(57,261)	(50,141)
Sectorial charges due		(4,150)	422,789
Research and development and energy efficiency	24.1	(29,894)	(55,326)
Payable related to the concession	25.1	(29,049)	(26,846)
Other accounts payable		20,647	40,232
Provisions for legal claims	28.1	(73,755)	(65,962)
		(133,282)	25,731
CASH GENERATED BY OPERATING ACTIVITIES		1,065,381	1,506,943
Income tax and social contribution paid		(210,839)	(125,556)
Loans and financing - interest due and paid	20.3	(166,072)	(77,479)
Debentures - interest due and paid	21.2	(142,569)	(115,772)
Charges for lease liabilities paid	26.2	(5,711)	(4,653)
NET CASH GENERATED FROM OPERATING ACTIVITIES		540,190	1,183,483

(continued)

8

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Consolidated Statements of Cash Flows

Statements of Cash Flows

for the three-month periods ended March 31, 2023, and 2022 (continuation)

All amounts expressed in thousands of Brazilian reais

	Note	03.31.2023	03.31.2022
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(45,745)	116,514
Additions to contract assets		(507,193)	(534,968)
Acquisitions of subsidiaries - effect on cash	1.2	(912,139)	-
Additions in investments	15.1	(10,780)	(4,830)
Capital reduction of investees		-	61,536
Additions to property, plant and equipment		(35,814)	(170,806)
Additions to intangible assets	17.4	(2,044)	(1,567)
NET CASH USED FROM INVESTING ACTIVITIES		(1,513,715)	(534,121)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties		-	55,788
Issue of debentures	21.2	1,300,000	-
Transaction costs in the issuing of debentures	21.2	(11,325)	-
Payments of principal - loans and financing	20.3	(59,216)	(189,291)
Payments of principal - debentures	21.2	(5,688)	(5,492)
Amortization of principal of lease liabilities	26.2	(17,384)	(12,232)
Dividends and interest on own capital paid		(45)	(6)
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES		1,206,342	(151,233)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		232,817	498,129
Cash and cash equivalents at the beginning of the period Cash and cash equivalents at the end of the period	5 5	2,678,457 2,911,274	3,472,845 3,970,974
CHANGE IN CASH AND CASH EQUIVALENTS		232,817	498,129

Notes are an integral part of this interim financial information

9

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

NOTES TO THE INTERIM FINANCIAL INFORMATION

As of March 31, 2023

All amounts expressed in thousands of Brazilian reais

1.	Operations

Companhia Paranaense de Energia (Copel, Company), with its head office located at Rua José Izidoro Biazetto, 158, bloco A, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 2 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, plan, build and explore the production, transformation, transport, distribution and trading of energy, in any of its forms, mainly electricity. Furthermore, Copel participates in consortiums, in private sector and mixed- capital companies for the purpose of engaging in activities, mainly in areas of energy and natural gas.

On November 24, 2022, Law 21,272 of the State of Paraná authorized the transformation of Copel into a company with dispersed capital and no controlling shareholder (“Corporation”) through a secondary public offering of shares and/or Units issued by the Company and owned by Controller. On December 21, 2022, with legal authorization, the Board of Directors of Copel approved studies to enable the full renewal of the Concessions of Hydroelectric Power Plants Governador Bento Munhoz da Rocha Netto, Governador Ney Braga and Governador José Richa and to analyze fundraising alternatives for the payment of the respective granting bonuses, estimated at R$3,719,428 as per Interministerial Ordinance of the Brazilian Ministry of Mines and Energy and Ministry of Finance - MME/MF No. 01, dated March 30, 2023. The transformation of Copel into a “Corporation” will allow, under the terms of Law 9074/95, to maintain 100% of the Company's interest in the plants. On January 31, 2023, the Board of Directors of Copel approved hiring specialized consultants and technical advisors to assist in the studies and structuring of an eventual offering. The implementation of this transaction is still subject to risks and uncertainties, which include the need for governmental approvals at the state and federal levels, lawsuits seeking to suspend, delay or impede the proposed transaction or its financial model, among others.

1.1	Copel’s equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4). Until March 31, 2023, there were no changes, acquisitions and disposals in relation to the equity interests as of December 31, 2022, except for the business combination described in Note 1.2.

10

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

1.1.1	Subsidiaries

Subsidiaries	Headquarters	Main activity	Interest
			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution of electricity	100.0	Copel
Copel Serviços S.A. (Copel SER)	Curitiba/PR	Production of electricity	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária S.A. (UEGA)	Curitiba/PR	Production of electricity from natural gas	20.3	Copel
			60.9	Copel GeT
São Bento Energia, Investimentos e
Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Brownfield Investment Holding Ltda. (Brownfield)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Ventos de Serra do Mel B S.A. (Serra do Mel)	Serra do Mel/RN	Control and management of interests	68.84	Copel GeT
			31.16	Brownfield
Aventura Holding S.A. (Aventura)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
SRMN Holding S.A. (SRMN)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A.	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Eol Potiguar B61 SPE S.A. (a)	Serra do Mel/RN	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Eol Potiguar B141 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B142 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B143 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Central Eólica Aventura II S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura III S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura IV S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura V S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica SRMN I S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN II S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN III S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN IV S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN V S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN

(a) Wind farm with 99.99992% interest in Copel Get and 0.00008% in Brownfield.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

1.1.2	Joint Ventures

Joint ventures	Headquarters	Main activity	Interest
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Solar Paraná GD Participações S.A. (a)	Curitiba/PR	Interests in companies	49.0	Copel
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A.	Jundiaí/SP	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT

(a) Holding of 6 Special Purpose Entities (SPEs) operating in the distributed generation sector (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, and Bandeirantes Solar I, Bandeirantes Solar II and Bandeirantes Solar III, in pre-operating stage.

1.1.3	Associates

Associated companies	Headquarters	Main activity	Interest
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.03	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel

1.1.4	Joint operations (consortiums)

The Company has interests in some joint operations. The two relevant consortiums, with amounts recorded in the Company's property, plant and equipment, are presented in Note 16.3.

1.2	Acquisition of Aventura and Santa Rosa & Mundo Novo wind complexes

On January 30, 2023, Copel GeT completed the acquisition of 100% of the shares of companies belonging to the Aventura and Santa Rosa & Mundo Novo Wind Complexes shown in the table below, with payment of R$1,005,173 to the seller, EDP Renováveis Brasil S.A. At the transaction closing date, the shares were transferred to Copel GeT, and the appointment and investiture of new managers of the Companies were approved.

Santa Rosa & Mundo Novo Wind Complex	Aventura Wind Complex
SRMN Holding S.A. Central Eólica SRMN I S.A. Central Eólica SRMN II S.A. Central Eólica SRMN III S.A. Central Eólica SRMN IV S.A. Central Eólica SRMN V S.A.	Aventura Holding S.A. Central Eólica Aventura II S.A. Central Eólica Aventura III S.A. Central Eólica Aventura IV S.A. Central Eólica Aventura V S.A.

The acquisition is in line with the sustainable growth strategy in renewable energy, expanding the generation matrix diversification in line with the Company’s Strategic Planning and Investment Policy. The transaction includes the Locked box mechanism, in which all cash generated from January 1, 2022 to the closing date will remain in the cash of the acquired Companies.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

Transaction closing was subject to the satisfaction of certain conditions precedent, which were fully complied with by January 30, 2023, including: obtaining approval from the Brazilian Antitrust Enforcement Agency (CADE), declarations and guarantees, compliance with covenants and obligations, third-party consent, absence of material adverse effect.

It is also important to highlight the need for unconditional and unrestricted consent from counterparties to change the control of the acquired Companies, including regarding credit limits for maintenance of financing agreements by the Companies, in accordance with National Monetary Council (CMN) Resolution No. 4995, of March 24, 2022, a condition that was only fulfilled in January 2023.

The complexes are located in the state of Rio Grande do Norte, the largest wind energy hub in the country, and have a 260.4 MW installed capacity, with 157.8 MWm of assured energy. The companies have long- term financing (maturities up to 2043) taken out from Banco do Nordeste - BNB, at IPCA rates + 2.19% p.a. (Aventura Complex) and IPCA + 1.98% p.a. (Santa Rosa & Mundo Novo Complex).

The seller is developing projects in the vicinity of the Aventura Complex wind farms which, during construction and/or operation, may potentially affect the volume of electricity generated by the wind farms (wake effect) in the future. The seller estimates that these undertakings may start up operations as of January 2027. If the wake effect materializes so that the acquired wind farms generate energy below what was agreed between the parties, the seller will have the obligation to indemnify Copel. Otherwise, if the energy generation is greater, Copel must indemnify the seller. The amount of this indemnification is limited to R$4,167 for both situations, monetarily restated.

The tables below show the book value and fair value of the net assets acquired measured on a preliminary basis:

Aventura Wind Complex	Book value	Fair value adjustment	Fair value at the acquisition date
Assets identified	518,158	254,788	772,946
Cash and cash equivalents	42,671	-	42,671
Trade accounts receivable	7,150	-	7,150
Recoverable taxes	3,823	-	3,823
Collaterals and escrow accounts	9,118	-	9,118
Other receivables	2,917	-	2,917
Property, plant and equipment	452,475	-	452,475
Intangible assets	4	254,788	254,792
Liabilities assumed	330,102	92,570	422,672
Suppliers	6,950	-	6,950
Loans and financing	317,928	-	317,928
Tax obligations	2,879	-	2,879
Other accounts payable	2,345	-	2,345
Contingent liabilities	-	9,003	9,003
Deferred income tax and social contribution	-	83,567	83,567
Net assets acquired	188,056	162,218	350,274

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

Santa Rosa & Mundo Novo Wind Complex	Book value	Fair value adjustment	Fair value at the acquisition date
Assets identified	840,938	360,860	1,201,798
Cash and cash equivalents	50,363	-	50,363
Trade accounts receivable	23,961	-	23,961
Recoverable taxes	5,747	-	5,747
Collaterals and escrow accounts	17,077	-	17,077
Other receivables	9,157	-	9,157
Property, plant and equipment	734,633	-	734,633
Intangible assets	-	360,860	360,860
Liabilities assumed	625,811	125,764	751,575
Suppliers	56,611	-	56,611
Loans and financing	557,810	-	557,810
Tax obligations	7,579		7,579
Other accounts payable	3,811	-	3,811
Contingent liabilities	-	4,654	4,654
Deferred income tax and social contribution	-	121,110	121,110
Net assets acquired	215,127	235,096	450,223

Contingent liabilities mainly refer to tax risks for which management believes that providing information regarding the timing of any cash outflows is impracticable, in view of the unpredictability and dynamics of the Brazilian legal, tax and regulatory systems. A final outcome depends on the conclusions of legal proceedings.

The authorization right and the deferred tax liability generated in the business combination were recorded in Copel GeT's investment. In the consolidated balance sheet these amounts will compose the balances of intangible assets and deferred income and social contribution taxes.

The table below shows the consideration transferred for assets acquired and technical goodwill calculated as a result of the recognized deferred tax liability in the business combination:

Total of net assets acquired	403,183	397,314	800,497
Technical goodwill			204,676
Consideration amount			1,005,173

The amount paid is supported by the discounted cash flow projections of the operations of the acquired wind complexes. Considering the cash acquired in the amount of R$93,034, the net effect on the Company's cash was R$912,139 as presented in the Statements of Cash Flows.

If this business combination had been effective on January 1, 2023, the consolidated net operating revenue would increase by R$13,143, totaling R$5,543,809, and the consolidated net income would decrease by R$1,824, totaling R$633,666.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

2.	Concessions and Authorizations

2.1	Concession contracts or authorizations obtained by Copel

Concession agreement / authorization of the equity		Interest %	Maturity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão	70	06.11.2040
	Contract 125/2001 - HPP Santa Clara		05.10.2040
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002		12.19.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	09.21.2037
UEG Araucária	Authorization 351/1999 - TPP Araucária (60.9% Copel GET)	20.3	12.23.2029
Compagás (2.1.1)	Concession gas distribution contract	51	07.06.2054
Usina de Energia Eólica São João S.A. (a)	MME Ordinance 173 /2012 - WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A. (a)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A. (a)	MME Ordinance 230 /2012 - WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A. (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.18.2047

(a) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A. Hydroelectric Power Plant - HPP

Small Hydroelectric Plant - SHP Thermal Power Plant - TPP Wind Power Plant - WPP

2.1.1	Compagas

Compagas has a service concession arrangement signed with the Granting Authority, the State of Paraná, effective for 30 years as of July 6, 1994, extended for the same period as of the ending date of the original term, based on article 16 of the State Supplementary Law No. 205/2017. Therefore, the final term of the arrangement was extended to July 6, 2054.

The main requirements for concession renewal, among others, are: adoption of the price-cap regulation model; remuneration based on the weighted average cost of capital (WACC), initially at 9.125% p.a.; definition of the initial Net Regulatory Remuneration Base (BRRL) contemplating the assets not amortized in the current concession, the granting bonus, offset against regulatory liabilities; total estimated Capex of R$2.5 billion to be realized over 30 years; tariff adjustment based on Brazil’s Extended Consumer Price Index (IPCA) variations. The new arrangement was signed on December 26, 2022 and the service concession was extended upon payment of a R$508,000 grant bonus through offsetting of concessionaire credits referring to the previous service concession arrangement in the amount of R$98,000 and financial disbursement of R$410,000 in December 2022.

As a result of this process, the accounts receivable related to concessions were transferred to intangible assets, where the consideration for the granting bonus was also recorded.

15

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

2.2	Concession contracts or authorizations obtained by Copel Get and its investees

Generation concessions		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP
Concession Contract 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	05.27.2047
Concession Contract 001/2011 - HPP Colíder		100	01.30.2046
Authorization - Ordinance 133/2011 - SHP Cavernoso II		100	12.06.2050
Concession Contract 002/2012 - HPP Baixo Iguaçu		30	12.03.2049
Concession Contract 007/2013
HPP Apucaraninha		100	01.27.2027
HPP Chaminé		100	08.02.2028
HPP Derivação do Rio Jordão		100	06.21.2032
HPP Cavernoso		100	06.23.2033
PUBLIC SERVICE CONCESSIONS
Concession Contract 045/1999
TPP Figueira (Note 34.2.6)		100	03.27.2019
HPP São Jorge (Note 34.2.6)		100	07.24.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	09.25.2032
HPP Gov. José Richa (Salto Caxias)		100	03.20.2033
Concession Contract 001/2020
UHE Guaricana		100	07.21.2028
Authorization - Resolution 278/1999 - WPP Palmas		100	09.29.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and
HGP Salto do Vau (only register with ANEEL)		100	-
Concession Contract 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.03.2053
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	08.15.2032
SHP Bela Vista (Note 16.5.1)	Resolution 913/2017 - transfer of title under
	Resolution 7,802/2019	100	01.02.2041
F.D.A. Electricity Generation (Note 34.2.6)	Generation Concession Contract 002/2020	100	12.21.2024
Jandaíra I Energias Renováveis	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055
EOL Potiguar B 141 SPE S.A.	Ordinance 02/2019 - WPP Vila Maranhão I	100	01.11.2054
EOL Potiguar B 142 SPE S.A.	Ordinance 12/2019 - WPP Vila Maranhão II	100	01.14.2054
EOL Potiguar B 143 SPE S.A.	Ordinance 13/2019 - WPP Vila Maranhão III	100	01.14.2054
EOL Potiguar B 61 SPE S.A.	Ordinance 453/2019 - WPP Ventos de Vila Mato Grosso I	100	12.06.2054
Ventos de Vila Paraíba IV SPE S.A	Ordinance 10/2019 - WPP Vila Ceará I	100	01.14.2054
EOL Aventura II	Ordinance 209/2018 - Aventura II	100	06.05.2053
EOL Aventura III	Ordinance 220/2018 - Aventura III - REA n° 7.820/2019	100	06.11.2053
EOL Aventura IV	Ordinance 215/2018 - Aventura IV	100	06.05.2053
EOL Aventura V	Ordinance 213/2018 - Aventura V	100	06.05.2053
EOL SRMN I S.A.	Ordinance 196/2018 - Santa Rosa e Novo Mundo I	100	06.04.2053
EOL SRMN II S.A.	Ordinance 194/2018 - Santa Rosa e Novo Mundo II	100	06.04.2053
EOL SRMN III S.A.	Ordinance 197/2018 - Santa Rosa e Novo Mundo III	100	06.04.2053
EOL SRMN IV S.A.	Ordinance 188/2018 - Santa Rosa e Novo Mundo IV	100	06.01.2053
EOL SRMN V S.A.	Ordinance 189/2018 - Santa Rosa e Novo Mundo V - Resolution 7.783/2019	100	06.01.2053

(a) On May 2, 2023 it was granted, through Resolution 14,435, the request to recompose the term of the concession for exploration of the plant in 469 days (process of exclusion of responsibility). The Company awaits the recalculation of the concession term by the CCEE.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

				Next tariff
Transmission concessions		Interest %	Maturity	review
Transmission lines and substations concession agreements
Contract 060/2001 - Transmission facilities (sundry Transmission lines and Substations) - extended by the 3rd additive term		100	01.01.2043	2023
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.17.2031	(a)
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.17.2038	2023
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.19.2039	2025
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.06.2040	2026
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.06.2040	2026
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.27.2042	2023
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2023
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2024
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2025
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2044	2025
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau		100	04.07.2046	2026
Transmission line 230 kV Baixo Iguaçu - Realeza
Transmission line 230 kV Curitiba Centro - Uberaba
Substation Medianeira 230/138 kV
Substation Curitiba Centro 230/138 kV
Substation Andirá Leste 230/138 kV
Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012:	100	01.12.2042	2027
	Transmission line 230 kV Cascavel Oeste - Umuarama
	Substation Umuarama 230/138 kV
Caiuá Transmissora	Contract 007/2012:	49	05.10.2042	2027
	Transmission line 230 kV Umuarama - Guaíra
	Transmission line 230 kV Cascavel Oeste - Cascavel Norte
	Substation Santa Quitéria 230/138/13,8 kV
	Substation Cascavel Norte 230/138/13,8 kV
Marumbi Transmissora	Contract 008/2012:	100	05.10.2042	2027
	Transmission line 525 kV Curitiba - Curitiba Leste
	Substation Curitiba Leste 525/230 kV
Integração Maranhense	Contract 011/2012: Transmission line 500 Kv Açailândia - Miranda II	49	05.10.2042	2027
Matrinchã Transmissora	Contract 012/2012:	49	05.10.2042	2027
	Transmission line 500 kV Paranaíta - Cláudia
	Transmission line 500 kV Cláudia - Paranatinga
	Transmission line 500 kV Paranatinga - Ribeirãozinho
	Substation Paranaíta 500 kV
	Substation Cláudia 500 kV
	Substation Paranatinga 500 kV
Guaraciaba Transmissora	Contract 013/2012:	49	05.10.2042	2027
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte
	Transmission line 500 kV Rio Verde Norte - Marimbondo II
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013:	24.5	05.02.2043	2023
	Transmission line 500 kV Barreiras II - Rio das Éguas
	Transmission line 500 kV Rio das Éguas - Luziânia
	Transmission line 500 kV Luziânia - Pirapora 2
Mata de Santa Genebra	Contract 001/2014:	50.1	05.14.2044	2024
	Transmission line 500 kV Itatiba - Bateias
	Transmission line 500 kV Araraquara 2 - Itatiba
	Transmission line 500 kV Araraquara 2 - Fernão Dias
	Substation Santa Bárbara D ́Oeste 440 kV
	Substation Itatiba 500 kV
	Substation Fernão Dias 500/440 kV
Cantareira Transmissora	Contract 019/2014: Transmission line Estreito - Fernão Dias	49	09.05.2044	2025
Uirapuru Transmissora	Contract 002/2005: Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035	(a)
(a)	Do not undergo tariff review and RAP reduces to 50% in the 16th year.

3.	Basis of Preparation

The consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB.

Management declares that all relevant information from the consolidated interim financial information, and only them, is being evidenced and corresponds to that used in management.

The issuance of this consolidated interim financial statements was authorized by the Board of Directors on June 7, 2023.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

3.1	Functional and presentation currency

The consolidated interim financial information is presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.2	Basis of measurement

The consolidated interim financial information was prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.3	Use of estimates and judgments

In the preparation of this consolidated interim financial information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company. Actual results may differ from those estimates, which are revised on an ongoing basis. Revisions to estimates are recognized prospectively.

The information about the use of estimates and judgments regarding the application of accounting policies adopted that have effect on the amounts recognized in these interim financial statements is the same as that disclosed in Note 3.3 to the financial statements as of December 31, 2022.

3.4	Management’s judgment ongoing concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that, individually or collectively, may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets outlined in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

4.	Significant Accounting Policies

The Company's accounting policies are consistent with those presented in the financial statements as of December 31, 2022.

4.1	Standards applicable to the Company effective January 1, 2023

The following changes, with no significant impact on the Company's financial statements, are effective as of January 1, 2023:

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

(i)	IAS 1 and IFRS practical expedient 2: classification of liabilities as current or non-current and change in accounting policy disclosures;
(ii)	IFRS 17: new standards for insurance contracts, replacing IFRS 4;

(iii)	IAS 8: updating of accounting estimates definitions;

(iv)	IAS 12: amendment to the treatment of deferred tax related to assets and liabilities arising from a single transaction.

5.	Cash and Cash Equivalents

	03.31.2023	12.31.2022
Cash and bank accounts	284,594	222,641
Financial investments with immediate liquidity	2,626,680	2,455,816
	2,911,274	2,678,457

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. These short-term investments are recorded at cost, plus earnings net of income tax accrued until the closing date of the period and with insignificant risk of change in value.

Financial investments of the Company refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments, depending on the incidence of IOF and the liquidity period negotiated at the time of contracting, have post-fixed interest rates between 92.0% and 101% of Interbank Deposit Certificate (“CDI”).

6.	Bonds and Securities

The Company holds securities that yield variable interest rates. The term of these securities ranges from 2 to 54 months from the end of the period, however, most of the balance is recorded in noncurrent assets as they refer to funds tied to the financial guarantee of long-term contracts.

Category	Index	03.31.2023	12.31.2022
Units in Funds (a)	CDI	436,158	353,454
Bank Deposit Certificates - CDB	96% to 101% of CDI	65,634	77,602
		501,792	431,056
	Current	92	93
	Noncurrent	501,700	430,963
Interbank Deposit Certificate - CDI
(a) These are mostly reserve accounts intended for the fulfillment of contracts with the BNDES.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

7.	Trade Accounts Receivable

Balances falling due		Overdue up to 90 days	Overdue for more than 90 days	Total 03.31.2023	Total 12.31.2022
Customers
Residential	365,417	199,157	20,753	585,327	513,096
Industrial	147,342	15,538	43,644	206,524	178,856
Commercial	235,838	47,286	23,506	306,630	260,260
Rural	93,743	23,091	2,703	119,537	101,645
Public Entities	41,307	1,783	243	43,333	39,107
Public lighting	31,212	-	-	31,212	28,328
Public service	41,317	305	702	42,324	39,293
Unbilled - captive costumers	434,490	-	-	434,490	462,426
Energy installments plan - captive customers (7.1)	287,141	40,755	69,697	397,593	403,518
Low income subsidy	31,077	-	-	31,077	28,342
Free consumers	237,116	2,406	3,783	243,305	208,631
Other receivables	67,097	24,815	24,489	116,401	111,436
	2,013,097	355,136	189,520	2,557,753	2,374,938
Concessionaires, permission holder and trading companies
Bilateral contracts	218,688	1,670	724	221,082	278,148
Regulated contracts	195,107	1,484	7,482	204,073	205,070
CCEE (7.2)	71,308	-	119,665	190,973	196,627
Energy supply	485,103	3,154	127,871	616,128	679,845
Charges from using transmission grid	510,796	3,400	14,878	529,074	530,259
Gas distribution	113,668	2,091	12,252	128,011	138,770
(-) Expected credit losses (7.3)	(15,831)	(17,041)	(220,100)	(252,972)	(271,943)
3,106,833		346,740	124,421	3,577,994	3,451,869
Current				3,460,364	3,342,050
Noncurrent				117,630	109,819
7.1	Energy installments plan – captive customers

The trade accounts receivable renegotiated are discounted to present value as of March 31, 2023, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate of 1.09%

p.m. (1,10% p.m. as of December 31, 2022).

7.2	Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of HPP Colíder. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, could be postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.3.

20

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

Copel GeT filed an administrative request for the exclusion of liability at Aneel, which was denied, and subsequently, on December 18, 2017, it filed an ordinary lawsuit with a request for advance protection with the Court, requesting the reversal of the agency's decision. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction applied for in the interlocutory appeal to suspend the enforcement of any burden or penalty to Copel as a result of noncompliance with the deadlines originally provided for in the Concession Agreement until a final unappealable ruling is rendered. Aneel filed an internal appeal against this decision and is awaiting judgment by the Federal Regional Court. The main action awaits its judgment on the merits since February 25, 2019.

The contracted energy of the plant is 125 MW average. For overdue periods the contract was fulfilled and, due to the fact it is awaiting a decision on the merits of the lawsuit, the Company recognized the revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

7.3	Expected credit losses

Balance as of January 1, 2023		Additions / (Reversals)	Write offs (a)	Balance as of March 31, 2023
Customers
Residential	62,526	(16,382)	4,016	50,160
Industrial	32,836	(450)	(3,519)	28,867
Commercial	32,040	4,887	(5,849)	31,078
Rural	3,827	(1,773)	898	2,952
Public Entities	536	(556)	308	288
Public lighting	18	1	-	19
Public service	1,950	(142)	(183)	1,625
Unbilled - captives customers	987	(716)	-	271
Adjustment to present value	(2,650)	365	-	(2,285)
	132,070	(14,766)	(4,329)	112,975
Concessionaires, permission holder and trading companies
CCEE (7.2)	119,665	-	-	119,665
Concessionaries and permission holder	9,827	(167)	(19)	9,641
	129,492	(167)	(19)	129,306
Gas distribution	10,381	350	(40)	10,691
271,943		(14,583)	(4,388)	252,972

(a) Net losses from recovered invoice balances.

8.	Net Sectorial Financial Assets and Liabilities

The Sectorial Financial Assets and Liabilities comprise the differences calculated between the balances considered in the tariff coverage to cover energy costs, charges and other financial components, and the actual costs incurred, resulting in a balance to be received by the distributor or to be refunded to consumers. The current balance consists of amounts approved by Aneel in the 2022 tariff adjustment and amounts that will be ratified in the next tariff events.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

Balance as of January 1, 2023		Operating revenues		Financial results	Tariff flags	Balance as of March 31, 2023
		Constitution	Amortization	Updating
Portion A
Electricity purchased for resale - Itaipu	819,649	(41,652)	(284,861)	26,882	-	520,018
Electricity purchased for resale - CVA Energ	(582,059)	(106,508)	145,005	(23,140)	-	(566,702)
Transport of energy using the transmission system - basic grid	253,766	132,318	2,350	8,596	-	397,030
Transport of energy purchased from Itaipu	10,706	8,071	2,116	390	-	21,283
ESS	227,329	84,937	(144,083)	5,567	(13,499)	160,251
CDE	200,493	(23,299)	(78,713)	4,530	-	103,011
Proinfa	42,078	(14,329)	(20,376)	543	-	7,916
Other financial components
Refunds of Pis and Cofins	(765,573)	-	398,275	-	-	(367,298)
Neutrality	98,598	16,434	(22,951)	2,154	-	94,235
Offset of bilateral contracts under CCEAR	(186)	-	97	-	-	(89)
Hydrological risk	(524,806)	(88,649)	160,705	(8,947)	-	(461,697)
Tariff refunds	(175,460)	(28,973)	22,412	(4,302)	-	(186,323)
Overcontracting	436,324	52,233	48,025	16,757	(297)	553,042
Itaipu Bonus	4,943	-	(3,003)	(27)	-	1,913
Water shortage account	(71,188)	-	37,034	-	-	(34,154)
CDE Eletrobras	(184,100)	79,515	-	(5,115)	-	(109,700)
Other	107,629	(3,359)	(59,651)	(298)	-	44,321
(101,857)		66,739	202,381	23,590	(13,796)	177,057
Current assets	190,699		327,135
Noncurrent assets	190,699		109,045
Current liabilities	(433,914)		(208,178)
Noncurrent liabilities	(49,341)		(50,945)

9.	Accounts Receivables - Concessions

03.31.2023		12.31.2022
Power distribution service concession (9.1) Bonus from the grant of concession agreements under the quota system (9.2) Generation concession agreements (9.3)	1,560,022 782,005 70,001	1,442,819 766,832 68,642
2,412,028		2,278,293
Current	8,563	8,603
Noncurrent	2,403,465	2,269,690

9.1 Power distribution service concession
Balance as of January 1, 2023	1,442,819
Transfers from contract assets (Note 10.1)	91,503
Transfers to other receivables (assets held for disposal)	(4)
Fair value recognition	25,734
Loss on disposal	(30)
Balance as of March 31, 2023	1,560,022

Balance corresponding to the estimated portion of investments made in the public service infrastructure whose useful life exceeds the concession period and which, according to the contractual provision, will be indemnified by the Granting Authority at the end of the concession.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

9.2 Bonus from the grant of concession contracts under the quota system
Balance as of January 1, 2023	766,832
Transfers to electricity grid use charges - customers	(21,771)
Interest (Note 30.1)	36,944
Balance as of March 31, 2023	782,005

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Granting Authority, amounting to R$574,827, as per Aneel Invitation to Bid 12/2015.

The amount of the bonus for the grant was recognized as a financial asset due to the unconditional right of Copel GeT to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

9.3 Power generation concession contracts

Balance as of January 1, 2023	68,642
Fair value adjustment	1,359
Balance as of March 31, 2023	70,001

Residual balance of the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balance was reclassified to accounts receivable related to the concession and subsequently measured at the best estimate of fair value.

In 2015, Copel GeT expressed to Aneel its interest in receiving the indemnifiable amount, with proof of the realization of the respective investments, and in 2022, it filed the updated indemnifiable amount evaluation report (Note nº 34.2.1 - e).

10.	Contract assets

03.31.2023			12.31.2022
Power distribution service concession (10.1)		2,330,452	2,332,171
Piped gas distribution service concession (10.2)		30,750	30,032
Power transmission concession (10.3)		5,417,369	5,310,476
7,778,571			7,672,679
	Current	242,259	220,660
	Noncurrent	7,536,312	7,452,019

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

10.1	Power distribution service concession contract

Assets		Special liabilities	Total
Balance as of January 1, 2023	2,405,124	(72,953)	2,332,171
Acquisitions	534,600	-	534,600
Customers contributions	-	(57,503)	(57,503)
Transfers to intangible assets (Note 17.1)	(426,493)	42,014	(384,479)
Transfers to accounts receivable - concessions (Note 9.1)	(99,150)	7,647	(91,503)
Loss on disposal	(2,834)	-	(2,834)
Balance as of March 31, 2023	2,411,247	(80,795)	2,330,452

Balance composed of works in progress mainly related to the construction and expansion of substations, distribution lines and networks and measuring equipment, measured at historical cost, net of special liabilities. As these works are concluded, the amounts are transferred to Accounts receivable related to the concessions and Intangible assets, according to the form of remuneration. During the construction phase, loans, financing and debentures costs are capitalized. In the first 3 months of 2023 these costs totaled R$4,169, at an average rate of 0.09% p.a. (R$3,788, at an average rate of 0.12% p.a., in the same period of 2022).

10.2	Piped gas distribution service concession contract

Balance as of January 1, 2023	30,032
Acquisitions	2,810
Transfers to intangible assets (Note 17.3)	(2,092)
Balance as of March 31, 2023	30,750

10.3	Transmission service concession contract

Concession assets		RBSE assets	Total
Balance as of January 1, 2023	3,894,276	1,416,200	5,310,476
Realization of gains/losses in business combinations	181	-	181
Transfers to electricity grid use charges - customers	(107,031)	(59,541)	(166,572)
Transfers to property, plant and equipment	(1,339)	-	(1,339)
Transfers from litigations	245	-	245
Remuneration	173,462	62,524	235,986
Construction revenue	36,013	-	36,013
Construction income	589	-	589
Gain from efficiency (10.3.1)	1,790	-	1,790
Balance as of March 31, 2023	3,998,186	1,419,183	5,417,369

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

In June 2022, Technical Note No. 85/2022-SGT/Aneel was issued, which dealt with the analysis of the requests for reconsideration on the payment of the financial component and reprofiling of the RBSE Assets, with a monocratic decision (Order No. 1,762/2022) deliberated by a director of Aneel on the subject. This decision was suspended by the collegiate, according to Order No. 1,844/2022, and the terms of that Technical Note are under discussion by the advisors of the Aneel Board of Directors, together with the Superintendence of Tariff Management and Economic Regulation, about the assumptions, methodologies and calculations considered for the formation of this tariff component. More recently, on April 27, 2023, Technical Note No. 85/2023-SGT/Aneel was issued, which presented a technical analysis of the statements about the calculations presented in Technical Note No. 085/2022-SGT/Aneel. Considering that this matter has not yet been deliberated by Aneel Board of Directors, the values approved by Aneel Resolution No. 2,847 of April 22, 2021 are still in effect and appropriate.

10.3.1	Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

In the construction and operation of the transmission infrastructure, possible positive or negative impacts are expected due to delays and additional costs due to environmental issues, variation in costs, mainly with cables and structures when indexed to foreign currency, additional easement costs and land negotiations, potential earthworks for unforeseen events, early maturity of commercial transactions and RAP revision/readjustment according to the regulatory standards and contractual provisions. Changes in the original project that affect its profitability are recognized directly in the statement of income when incurred, except for the part of RAP related to the operation and maintenance performance of the assets that is recognized as the services are performed.

10.3.2	Assumptions adopted for the calculation of contract assets

	03.31.2023			12.31.2022
	Concession assets	RBSE assets		Concession assets	RBSE assets
		Financial	Economic		Financial	Economic
Construction margin	1.65%	N/A	N/A	1.65%	N/A	N/A
Operating and maintenance margin	1.65%	N/A	N/A	1.65%	N/A	N/A
Remuneration rate (a)	9.59% p.a.	8.11% p.a.	11.10% p.a.	9.58% p.a.	8.11% p.a.	11.10% p.a.
Contract correction index	IPCA (b)	IPCA	IPCA	IPCA (b)	IPCA	IPCA
Annual RAP, according to Ratifying Resolution	524,968	91,276	151,560	523,713	91,276	151,560
(a)	Average rate of contracts

(b)  Contract 075/2001 - LT 230 kV Bateias - Jaguariaíva, from Copel GET, and contract 002/2005 - LT 525 kV Ivaiporã - Londrina, from Uirapuru, are adjusted by the IGPM.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

11.	Other Receivables

	03.31.2023	12.31.2022
Fair value in the purchase and sale of power (Note 34.2.12)	1,572,356	1,081,758
Services in progress (a)	394,261	369,916
CDE Transfer (11.2)	85,280	83,649
Reimbursement of coal consumption values by CDE	61,828	58,367
Credits on purchases of gas (11.1)	51,019	45,673
Disposals and decommissioning in progress	41,820	39,768
Advance payments to employees	30,623	20,768
Credits - gas concession (11.3)	25,965	32,825
Contractual advances to suppliers	20,885	12,709
Bonus for voluntary consumption reduction	2,917	2,917
Employees transferred compensation to be recovered	1,330	1,261
Other receivables	82,362	79,221
	2,370,646	1,828,832
Current	998,199	897,380
Noncurrent	1,372,447	931,452

(a) Refers, most of which, to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

11.1	Credits on purchases of gas - Compagas

It refers to the acquisition of contracted and guaranteed gas volumes, higher than those effectively withdrawn and used, for which the contract provides for future compensation. Compagas has the right to use and offset this gas within one year after the expiration of the contract. According to the contractual provisions and consumption perspectives, Compagas estimates to fully compensate the contracted volumes up to 2023. The contracts with Petrobras foresee the right to assign this asset.

11.2	CDE Transfer

Values of the Energy Development Account - CDE to cover tariff discounts on tariffs, defined in Law No. 10,438/2002 and Decree No. 7,891/2013. The values are stipulated in the Annual Tariff Adjustment/Revision and, monthly, the Company estimates the differences to be compensated in the next tariff adjustment.

11.3	Credits - gas concession

Compagas credits recorded to neutralize the economic impacts on the Company's results due to gas price differences and/or difference in margin between the prices contained in the supply tariffs applied to consumers and those billed by suppliers to the concessionaire. The recovery of these values is determined by the Regulatory Agency of Paraná - Agepar, in the process of revising and updating the tariff.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

12.	Taxes

12.1	Deferred income tax and social contribution

			Business combination effects (Note 1.2)	Recognized
	Balance as of	Recognized		comprehensive	Balance as of
	January 1, 2023	in income		income	March 31, 2023
Noncurrent assets
Provision for allocation of PIS and Cofins credits	629,427	8,730	-	-	638,157
Provisions for legal claims	635,048	(8,847)	4,643	-	630,844
Post-employment benefits	363,297	3,778	-	-	367,075
Impairment of assets	295,789	(15,582)	-	-	280,207
Tax losses and negative tax basis	195,062	(18,797)	-	-	176,265
Research and development and energy efficiency programs	127,083	6,362	-	-	133,445
Social security contributions - injunction on judicial deposit	82,181	2,088	-	-	84,269
Expected credit losses	90,294	(6,306)	-	-	83,988
Lease liability	74,783	(867)	-	-	73,916
Amortization - concession	57,649	1,306	-	-	58,955
Provisions for performance andprofit sharing	14,914	16,389	-	-	31,303
Concession contracts	18,702	(267)	-	-	18,435
Voluntary retirement program	479	(70)	-	-	409
Others	173,304	(10,971)	-	-	162,333
	2,758,012	(23,054)	4,643	-	2,739,601
(-) Noncurrent liabilities
Concession contracts	1,848,548	32,804	209,320	-	2,090,672
Deemed cost of property, plant and equipment	307,687	(4,223)	-	-	303,464
Accelerated depreciation	128,156	6,458	-	-	134,614
Derivative financial instruments	116,638	17,100	-	-	133,738
Escrow deposits monetary variation	72,827	3,266	-	-	76,093
Right-of-use asset	71,877	(1,233)	-	-	70,644
Transaction cost on loans and financing and debentures	30,316	1,603	-	-	31,919
Others	55,346	4,959	-	(96)	60,209
	2,631,395	60,734	209,320	(96)	2,901,353
Net	126,617	(83,788)	(204,677)	96	(161,752)
Assets presented in the Statement of Financial Position	1,644,299				1,637,997
Liabilities presented in the Statement of Financial Position	(1,517,682)				(1,799,749)

12.1.1	Projection for realization of deferred income tax and social contribution:

	Assets	Liabilities
2023	374,733	(223,391)
2024	619,796	(308,072)
2025	483,237	(244,797)
2026	119,940	(238,283)
2027	92,798	(182,666)
2028 to 2030	208,891	(470,442)
after 2030	840,206	(1,233,702)
	2,739,601	(2,901,353)

12.1.2	Unrecognized tax credits

As of March 31, 2023, Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$212,564 (R$197,540, as of December 31, 2022) for not having a reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

27

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

12.2	Other taxes recoverable and other tax obligations

	03.31.2023	12.31.2022
Current assets
Recoverable ICMS (VAT)	145,217	128,288
Recoverable PIS/Pasep and Cofins taxes (a)	1,062,257	1,110,659
Other recoverable taxes	722	747
	1,208,196	1,239,694
Noncurrent assets
Recoverable ICMS (VAT)	176,452	171,374
Recoverable PIS/Pasep and Cofins taxes (a)	2,271,021	2,421,176
Other recoverable taxes	34,429	34,743
	2,481,902	2,627,293
Current liabilities
ICMS (VAT) payable (Note 12.2.3)	256,214	149,506
ICMS installment payment (Note 12.2.4)	10,671	10,437
PIS/Pasep and Cofins payable	37,951	70,423
IRRF on interest on capital	-	11,372
Special Tax Regularization Program - Pert	58,400	57,046
Other taxes	4,304	4,822
	367,540	303,606
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	248,397	242,248
ICMS installment payment (Note 12.2.4)	36,073	37,883
Special Tax Regularization Program - Pert	340,668	347,029
Other taxes	6,478	6,331
	631,616	633,491

(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Notes 12.2.1 and 12.2.2)

12.2.1	Pis and Cofins credit on ICMS - Copel Distribuição

On August 12, 2009, Copel DIS filed for a writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and Cofins tax base on June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing the right of Copel DIS to exclude from the PIS and Cofins tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable decision.

Based on this favorable decision, Copel DIS recognized the tax credit updated in assets, which has been recovered through offsetting with taxes payable since June 2021, from the qualification of the credit originating from Cofins with the Brazilian Federal Revenue Service. The credit originating from PIS was qualified by the Brazilian Federal Revenue Service on August 25, 2022 and is ready to be used through offsetting.

On May 13, 2021, the Federal Supreme Court concluded the judgment of the motions for clarification filed by the Federal Government in Extraordinary Appeal 574.706/PR, partially granting the following terms: (i)

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

relating to ICMS excluded from the PIS and Cofins calculation basis, the understanding that it is the highlighted ICMS prevailed; and (ii) modulate the effects of the judgment whose production will take place after March 15, 2017, except for the judicial and administrative actions filed up to the date of the session in which the judgment was delivered. Therefore, the final decision on this matter did not impact the final and unappealable decision in favor of Copel DIS, maintaining the treatment and amounts recorded.

The following table shows the movement of the asset:
Balance as of January 1, 2023		3,484,616
Monetary variation		70,299
Offsetting with taxes payable		(241,805)
Balance as of March 31, 2023		3,313,110
	Current	1,125,587
	Noncurrent	2,187,523
The asset balance will continue to be offset against future federal tax debts.
a) Liabilities to be refunded to consumers

The Company recorded a liability to be refunded to consumers related to the recovery of tax credits for the last 10 years, counting from the date of the final and unappealable decision, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts.

On February 09, 2021, Aneel opened Public Consultation No. 05/2021 aimed at discussing how to return tax credits to consumers, proposing that the amounts to be returned for each tariff cycle (credits with the Brazilian Federal Revenue Office, added to any judicial deposits already received by the concessionaire/permissionaire) are deducted from the electricity bill, through apportionment by the set of consumers.

Additionally, Aneel Order No. 361/2021 established that in exceptional situations, in which there is a possibility of a significant tariff increase, part of the PIS and Cofins credits may be used in advance of the conclusion of the public consultation, limited to 20% of the total involved in lawsuits filed by distributors.

The following table shows the movement of the liabilities:
Balance as of January 1, 2023		1,995,158
Monetary variation		51,454
Balance as of March 31, 2023		2,046,612
	Current	815,321
	Noncurrent	1,231,291

The balance of the liability will be refunded to the consumer as the tax credits in the asset are offset.

b) Provision for allocation of PIS and Cofins credits

On June 27, 2022, Federal Law No. 14,385 was enacted, which defines the allocation of mandatory tax amounts collected in excess by the providers of the public electricity distribution service, due to the recognition by the judiciary that ICMS should be excluded from the PIS and Cofins calculation basis.

29

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

As detailed earlier in this note, Copel DIS has recognized the right to exclude the full amount of ICMS from the PIS and Cofins calculation basis and has already transferred part of these amounts to consumers, through reductions in the tariff adjustments approved by Aneel.

In this context, despite the lack of regulation of this Law, based on the review of the risk assessment carried out by Management, Copel DIS decided to recognize an additional provision, with no immediate cash effect, referring to the period between the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit.

The Management of Copel DIS understands that the refund to consumers is limited to the tax credit amounts of the last 10 years from the date of the final and unappealable decision and, therefore, is evaluating the appropriate measures to be taken, including legal measures, considering the shelter given to unappealable decisions and applicable limitation periods.

On December 12, 2022, the Brazilian Association of Electric Energy Distributors - Abradee filed a Direct Action of Unconstitutionality - ADI with the Federal Supreme Court - STF, questioning Law No. 14,385/2022, which has not yet been judged. The Company awaits the unfolding of the ADI.

The table below shows the changes in the provision:
Balance as of January 1, 2023	1,851,257
Monetary variation	25,676
Balance as of March 31, 2023	1,876,933
Any allocation of this provision will occur only after the asset's tax credits are offset.
12.2.2 PIS and Cofins credit on ICMS - Compagas

Balance arising from the final and unappealable decision of the lawsuit in which Compagas discussed the exclusion of ICMS from the PIS and Cofins calculation basis. Given the favorable decision, Compagas recorded assets of R$107,453 in September 2019 and the entire credit was recovered by March 2023.

12.2.3	ICMS on electricity operations

Supplementary Law No. 194/2022 was published on June 23, 2022, prohibiting that ICMS rates be set on electricity transactions at a level higher than on general transactions, considering the essentiality of related goods and services. Furthermore, it set forth that ICMS is not levied on transmission and distribution services and sector charges related to electric energy transactions. In compliance with the law, and after issue of state tax authorities’ opinions, the Company implemented the necessary changes in September 2022 to comply with the legislation. However, on February 9, 2023, the Brazilian Supreme Court - STF granted to the States in a preliminary decision, in the records of Direct Action of Unconstitutionality - ADI 7195, the suspension of the article that excluded such items from the taxed portion of the electricity bill. Considering this decision, the Company resumed ICMS taxation on said services and sector charges. On March 3, 2023, the preliminary injunction was approved by the Plenary of the STF.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

12.2.4	Incentive installment payment program for ICMS tax credits in the State of Paraná

On September 27, 2022, the Company adhered to the installment payment program for previously recognized ICMS, established by the State of Paraná through State Law No. 20946/2021, regulated by State Decree No. 10766/2022, wherein R$92,249 debts were entered in its report of tax position, updated until September 2022 with fine, interest and monetary restatement. By adhering to said program, the Company reduced R$41,696 in charges, with a consolidated balance of R$50,553 at the adhesion date, to be paid in

60 monthly installments until September 2027, according to the mentioned program regulation. The Company has been paying the monthly installments on a regular basis, restated by the Selic rate.

12.3	Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	03.31.2023	03.31.2022
Income before IRPJ and CSLL	881,101	957,253
(-) Equity in income	(104,087)	(112,782)
	777,014	844,471
IRPJ and CSLL (34%)	(264,185)	(287,120)
Tax effects on:
Interest on equity (JSCP)	-	1,323
Dividends	-	60
Non deductible expenses	(3,923)	(5,573)
Tax incentives	767	3,662
Unrecognized tax loss and negative basis of CSLL	(15,012)	(10,727)
Difference between tax bases of deemed profit and taxable profit	14,955	10,060
Effect of non taxable monetary variation (Selic) on undue tax
payments	23,902	-
Others	(2,115)	853
Current IRPJ and CSLL	(161,823)	(273,849)
Deferred IRPJ and CSLL	(83,788)	(13,613)
Effective rate - %	31.6%	34.0%

13.	Prepaid Expenses

03.31.2023			12.31.2022
Program for incentive to alternative energy sources - Proinfa		30,641	30,538
Insurance premiums		27,269	20,919
Others		12,112	8,629
70,022			60,086
	Current	69,775	60,076
	Noncurrent	247	10

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

14.	Judicial Deposits

	03.31.2023	12.31.2022
Taxes claims (14.1)	452,719	444,134
Labor claims	114,804	125,862
Civil claims
Civil claims	39,789	39,597
Easements	16,369	14,726
Customers	4,739	4,862
	60,897	59,185
Others	3,417	3,277
	631,837	632,458
14.1	Tax judicial deposits

Of the balance on March 31, 2023, R$249,024 (R$241,681 on December 31, 2022) refers to the challenge in court of the levy of social security contribution (INSS payable) on certain salary amounts. The liability is recorded under Other Tax Obligations (Note 12.2).

15.	Investments

15.1	Changes in investments

Balance as of January 1, 2023		Equity	Investment/ AFAC	Amortization	Dividends and JSCP	Balance as of March 31, 2023
Joint Ventures (15.3)
Voltalia São Miguel do Gostoso I	115,976	(1,241)	-	-	-	114,735
Voltalia São Miguel do Gostoso - authorization rights	8,937	-	-	(92)	-	8,845
Caiuá	125,297	4,056	-	-	-	129,353
Integração Maranhense	192,502	9,450	10,780	-	-	212,732
Matrinchã	931,528	26,949	-	-	-	958,477
Guaraciaba	467,099	12,092	-	-	-	479,191
Paranaíba	263,979	9,352	-	-	134	273,465
Mata de Santa Genebra	692,260	22,308	-	-	-	714,568
Cantareira	473,369	15,816	-	-	-	489,185
Solar Paraná	7,156	113	-	-	48	7,317
3,278,103		98,895	10,780	(92)	182	3,387,868
Associates
Dona Francisca Energética (15.4)	28,043	1,032	-	-	-	29,075
Foz do Chopim Energética (15.4)	17,116	4,162	-	-	(5,008)	16,270
Other	1,934	(1)	-	-	-	1,933
47,093		5,193	-	-	(5,008)	47,278
Investment property	535	-	-	(1)	-	534
3,325,731		104,088	10,780	(93)	(4,826)	3,435,680

AFAC - Advance for future capital increase

JSCP - Interest on equity

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

15.2	Subsidiaries with non-controlling interests

15.2.1	Summarized financial information

Balance as of March 31, 2023	Compagás	Elejor	UEG Araucária
ASSETS	1,082,586	847,010	314,906
Current assets	281,751	231,441	82,545
Noncurrent assets	800,835	615,569	232,361
LIABILITIES	1,082,586	847,010	314,906
Current liabilities	395,791	112,442	46,340
Noncurrent liabilities	103,742	769,004	16,747
Equity	583,053	(34,436)	251,819
STATEMENT OF INCOME
Net operating revenue	263,251	41,034	-
Operating costs and expenses	(219,345)	(22,273)	(21,760)
Financial results	(4,503)	(19,283)	598
Income tax and social contribution	(13,480)	1,114	-
Net income (loss)	25,923	592	(21,162)
Other comprehensive income	-	(186)	-
Total comprehensive income	25,923	406	(21,162)
STATEMENTS OF CASH FLOWS
Cash flows from operating activities	53,927	(2,517)	(15,812)
Cash flows from investing activities	(2,809)	(32)	(907)
Cash flows from financing activities	(847)	-	-
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	50,271	(2,549)	(16,719)
Cash and cash equivalents at the beginning of the year	61,059	185,916	64,991
Cash and cash equivalents at the end of the year	111,330	183,367	48,272
CHANGE IN CASH AND CASH EQUIVALENTS	50,271	(2,549)	(16,719)

To balance Compagas short-term financial capacity, which has negative net working capital, Management is monitoring and adopting measures to lengthen the debt. The loss recorded at UEG Araucária is due to the absence of revenue, given that the plant was not dispatched in the period, because of the positive hydrological scenario.

15.2.2	Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás 49%	Elejor 30%	UEG Araucária 18.8%	Consolidated
Balance as of January 1, 2023	272,995	(10,451)	51,317	313,861
Net income (loss)	12,701	177	(3,978)	8,900
Other comprehensive income	-	(56)	-	(56)
Balance as of March 31, 2023	285,696	(10,330)	47,339	322,705

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

15.3	Summarized information on the main joint ventures

Balance as of March 31, 2023	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	236,407	339,171	616,345	3,012,430	1,607,296	1,988,157	3,726,706	1,856,198
Current assets	11,058	46,965	101,353	468,649	224,029	233,163	687,430	247,730
Cash and cash equivalents	10,957	17,476	33,877	162,610	61,948	63,732	1,002	87,864
Other current assets	101	29,489	67,476	306,039	162,081	169,431	686,428	159,866
Noncurrent assets	225,349	292,206	514,992	2,543,781	1,383,267	1,754,994	3,039,276	1,608,468
LIABILITIES	236,407	339,171	616,345	3,012,430	1,607,296	1,988,157	3,726,706	1,856,198
Current liabilities	2,253	23,499	32,713	227,693	159,349	128,297	142,379	84,730
Financial liabilities	-	6,850	11,489	132,482	45,793	61,981	100,398	60,685
Other current liabilities	2,253	16,649	21,224	95,211	113,556	66,316	41,981	24,045
Noncurrent liabilities	-	51,688	149,483	828,658	470,006	743,672	2,158,043	773,131
Financial liabilities	-	27,404	38,584	576,412	393,432	457,803	1,708,185	412,677
Other noncurrent liabilities	-	24,284	110,899	252,246	76,574	285,869	449,858	360,454
Equity	234,154	263,984	434,149	1,956,079	977,941	1,116,188	1,426,284	998,337
STATEMENT OF INCOME
Net operating revenue	-	11,912	20,078	102,392	53,922	72,662	133,026	60,070
Operating costs and expenses	(13)	(1,491)	7,266	(7,742)	(4,303)	(5,657)	(11,575)	(1,388)
Financial results	192	(147)	(201)	(15,950)	(10,620)	(12,108)	(53,917)	(9,784)
Equity in earnings of investees	(2,675)	-	-	-	-	-	-	-
Income tax and social contribution	(39)	(1,995)	(7,857)	(23,703)	(14,320)	(16,722)	(23,008)	(16,620)
Net income (loss)	(2,535)	8,279	19,286	54,997	24,679	38,175	44,526	32,278
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	(2,535)	8,279	19,286	54,997	24,679	38,175	44,526	32,278
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	114,735	129,353	212,732	958,477	479,191	273,465	714,568	489,185

On March 31, 2023, the interest of Copel in the contingent liabilities classified as a possible loss is equivalent to R$307,680 (R$413,034 as of December 31, 2022).

15.4	Summarized information of the main associates

Balance as of March 31, 2023	Dona Francisca	Foz do Chopim
ASSETS	171,937	47,832
Current assets	10,544	8,277
Noncurrent assets	161,393	39,555
LIABILITIES	171,937	47,832
Current liabilities	17,955	2,344
Noncurrent liabilities	27,727	-
Equity	126,255	45,488
STATEMENT OF INCOME
Net operating revenue	16,468	15,050
Operating costs and expenses	(10,223)	(2,990)
Financial results	(1,191)	50
Income tax and social contribution	(575)	(475)
Net income	4,479	11,635
Other comprehensive income	-	-
Total comprehensive income	4,479	11,635
Investment interest - %	23.03	35.77
Investment book value	29,075	16,270

34

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

On March 31, 2023, the interest of Copel in the contingent liabilities of its associates is equivalent to R$2,924 (R$2,581 as of December 31, 2022).

16.	Property, Plant and Equipment

16.1	Property, plant and equipment by asset class

Cost		Accumulated depreciation	03.31.2023	Cost	Accumulated depreciation	12.31.2022
In service
Reservoirs, dams and aqueducts	8,200,713	(4,961,888)	3,238,825	8,200,744	(4,925,970)	3,274,774
Machinery and equipment	10,358,881	(3,180,603)	7,178,278	8,951,061	(3,060,695)	5,890,366
Buildings	2,015,245	(1,168,417)	846,828	2,001,801	(1,160,549)	841,252
Land	512,531	(61,637)	450,894	510,681	(59,157)	451,524
Vehicles and aircraft	33,159	(30,942)	2,217	35,457	(33,115)	2,342
Furniture and fixtures	17,135	(11,007)	6,128	17,007	(10,871)	6,136
(-) Impairment (16.4)	(921,141)	-	(921,141)	(785,205)	-	(785,205)
(-) Special Obligations	(748)	359	(389)	(748)	330	(418)
20,215,775		(9,414,135)	10,801,640	18,930,798	(9,250,027)	9,680,771
In progress
Cost	402,257	-	402,257	575,080	-	575,080
(-) Impairment (16.4)	(14,879)	-	(14,879)	(186,383)	-	(186,383)
387,378		-	387,378	388,697	-	388,697
20,603,153		(9,414,135)	11,189,018	19,319,495	(9,250,027)	10,069,468

On March 25, 2023, the scheduled stoppage for inspection of the generating unit 3 of HPP GBM, a plant belonging to FDA, subsidiary of Copel GET, was concluded. An isolated fault was identified in the upper wear ring of the turbine rotor, so that this generating unit will remain unavailable to carryng out a diagnosis on the cause of the incident and the respective actions for its repair, when the return forecast for this generating unit will be updated. Eventual financial impacts related to non-generation or any reduction in the plant's assured energy can only be estimated after the completion of this work.

16.2	Changes in property, plant and equipment

		Additions / Impairment				Effects of business
	Balance as of			Loss on		combination	Balance as of
	January 1, 2023		Depreciation	disposal	Transfers	(Note 1.2)	March 31, 2023
In service
Reservoirs, dams and aqueducts	3,274,774	-	(35,935)	(14)	-	-	3,238,825
Machinery and equipment	5,890,366	-	(95,542)	(91)	244,117	1,139,428	7,178,278
Buildings	841,252	-	(9,135)	(501)	15,212	-	846,828
Land	451,524	-	(2,555)	(202)	2,127	-	450,894
Vehicles and aircraft	2,342	-	(125)	-	-	-	2,217
Furniture and fixtures	6,136	-	(148)	(1)	136	5	6,128
(-) Impairment (16.4)	(785,205)	35,568	-	-	(171,504)	-	(921,141)

(-) Special Obligations	(418)	-	29	-	-	-	(389)

	9,680,771	35,568	(143,411)	(809)	90,088	1,139,433	10,801,640
In progress
Cost	575,080	39,758	-	(2)	(260,254)	47,675	402,257
(-) Impairment (16.4)	(186,383)	-	-	-	171,504	-	(14,879)

	388,697	39,758	-	(2)	(88,750)	47,675	387,378
	10,069,468	75,326	(143,411)	(811)	1,338	1,187,108	11,189,018

35

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

During the construction phase, loans, financing and debentures costs are capitalized. In the first 3 months of 2023 these costs totaled R$362, at an average rate of 0.007% p.a. (R$3,491, at an average rate of 0.09% p.a., in the same period of 2022).

16.3	Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

Joint operations	Share Copel GeT (%)	Annual average depreciation rate (%)	03.31.2023	12.31.2022
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio
Energético Cruzeiro do Sul	51.0
In service			859,882	859,882
(-) Accumulated depreciation		2.90	(294,973)	(288,728)
In progress			19,919	19,899
			584,828	591,053
HPP Baixo Iguaçu	30.0
In service			695,624	693,487
(-) Accumulated depreciation		3.28	(92,976)	(87,278)
In progress			5,711	55,863
			608,359	662,072
1,193,187				1,253,125

16.4	Impairment of generation segment assets

The assets with impairment balances recorded as of March 31, 2023 are the following:

	Property, Plant and Equipment			Value in use
	Cost	Depreciation	Impairment
HPP Colíder	2,568,864	(336,496)	(603,988)	1,628,380
UEGA	687,240	(390,191)	(108,132)	188,917
Consórcio Tapajós (a)	14,879	-	(14,879)	-
Power plants in Paraná	1,034,055	(113,612)	(209,021)	711,422
4,305,038		(840,299)	(936,020)	2,528,719

(a) Project under development

The table below shows the changes in the impairment:

Balance as of January 1, 2023		Impairment / Reversal	Transfer	Balance as of March 31, 2023
In service
HPP Colíder	(632,559)	28,571	-	(603,988)
UEGA	(108,132)	-	-	(108,132)
Power plants in Paraná	(44,514)	6,997	(171,504)	(209,021)
	(785,205)	35,568	(171,504)	(921,141)
In progress
Consórcio Tapajós	(14,879)	-	-	(14,879)
Power plants in Paraná	(171,504)	-	171,504	-
	(186,383)	-	171,504	(14,879)
(971,588)		35,568	-	(936,020)

36

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

In March 2023, the value in use calculation considered assumptions and budgets of the Company, and the discount rate after taxes that was maintained at 5.71% p.a., which derives from the WACC methodology for the electric energy generation segment. The review of the expected revenue from the sale of energy, which offset increases in operating costs and regulatory charges, and the change in book value allowed the partial reversal of the impairment.

The transfer refers to the accumulated impairment balance of TPP Figueira.

16.5	New plants under construction

16.5.1	SHP Bela Vista

With estimated investment of R$224,673, this small hydroelectric power plant (SHP), with installed capacity of 29.81 MW and assured energy of 18.61 MW average, was built on the Chopim River, in the municipalities of São João and Verê, located in the southwest region of the State of Paraná.

The participation in the A-6 auction held on August 31, 2018, led to sale of 14.7 MW average in regulated contracts at the original price of R$195.70/MWh. The energy sale contracts provide for beginning of energy supply on January 1, 2024, with a 30-year term and annual adjustment by reference to IPCA variation.

The works started in August 2019 and the entry into commercial operation of three generating units took place in 2021. The generating center (Stream Diver) has been cleared for commercial operation as of June 7, 2023.

17.	Intangible assets

03.31.2023		12.31.2022
Concession agreement - distribution of electricity (17.1)	7,510,408	7,257,827
Generation concession agreements/ authorization (17.2)	3,009,784	2,252,615
Concession agreement - piped gas distribution (17.3)	713,270	726,107
Other (17.4)	41,255	41,178
11,274,717		10,277,727

Management did not identify evidence that would justify the need to recognize impairment of intangible assets.

37

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

17.1	Power distribution service concession

Intangible asset in service		Special liabilities in service	Total
Balance as of January 1, 2023	10,033,251	(2,775,424)	7,257,827
Transfers from contract assets (Note 10.1)	426,493	(42,014)	384,479
Amortization quotas - concession (a)	(150,826)	39,795	(111,031)
Amortization quotas - PIS/Pasep and Cofins credits	(2,620)	-	(2,620)
Loss on disposal	(18,247)	-	(18,247)
Balance as of March 31, 2023	10,288,051	(2,777,643)	7,510,408

(a) Amortization during the concession period after the transfer to intangible assets in service of useful life of the assets, whichever the lower.

The balance refers to the portion of infrastructure that will be used during concession, net of special liabilities. The special liabilities represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined for investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

17.2	Generation concession agreements

Concession contract (a)		Concession and authorization rights/ goodwill	Total
Balance as of January 1, 2023	1,530,777	721,838	2,252,615
Effect of acquisition of control (Note 1.2)	-	615,648	615,648
Technical goodwill arising from the business combination (Note 1.2)	-	204,676	204,676
Amortization quotas - concession and authorization (b)	(57,125)	(6,030)	(63,155)
Balance as of March 31, 2023	1,473,652	1,536,132	3,009,784
(a)	Includes the balances of use of public asset and hydrological risk renegotiation
(b)	Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

17.3	Piped gas distribution service concession

Balance as of January 1, 2023	726,107
Transfers from contract assets (Note 10.2)	2,092
Amortization quotas - concession (a)	(14,929)
Balance as of March 31, 2023	713,270

(a) Amortization by the expected useful life of the asset (30 years for gas distribution operation assets and 10 years for other assets) limited to the final term of the concession.

17.4	Other intangible assets

Assets consisting of software purchased from third parties or generated internally, measured at total acquisition cost minus amortization expenses.

38

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

in service		in progress	Total
Balance as of January 1, 2023	12,848	28,330	41,178
Business combination effects (Note 1.2)	4	-	4
Acquisitions	-	2,044	2,044
Capitalizations for intangible in service	6,161	(6,161)	-
Amortization quotas (a)	(1,966)	-	(1,966)
Loss on disposal	-	(5)	(5)
Balance as of March 31, 2023	17,047	24,208	41,255

(a) Annual amortization rate: 20%.

18.	Payroll, Social Charges and Accruals

	03.31.2023	12.31.2022
Social security liabilities
Taxes and social contribution	33,043	42,829
Social security charges on paid vacation and 13th salary	17,381	15,547
	50,424	58,376
Labor liabilities
Payroll, net (a)	35	47,462
Vacation and 13th salary	93,745	95,930
Provisions for performance and profit sharing	102,664	47,726
Voluntary dismissal program	497	2,895
Other liabilities	466	400
	197,407	194,413
	247,831	252,789

(a) The balance as of December 31, 2022 refers to the provision for the salary adjustment referring to the Collective Labour Agreement approved in January 2023, with retroactive effects to October 2022 (base date of the agreement).

19.	Accounts Payable to Suppliers

03.31.2023			12.31.2022
Energy power		1,039,114	1,208,733
Materials and supplies		677,003	626,710
Natural gas for resale		82,569	93,696
Charges for use of grid system		289,033	286,331
2,087,719			2,215,470
	Current	1,962,380	2,090,022
	Noncurrent	125,339	125,448

39

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

20.	Loans and Financing

Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	03.31.2023	12.31.2022
LOCAL CURRENCY Banco do Brasil CCB 265.901.903	Copel DIS	Working capital.	Credit assignment	06.29.2022	2	06.24.2025	Quarterly	DI + spread 1,25%	DI + spread 2,14%	750,000	752,092 752,092	751,673 751,673
Caixa Econômica Federal Commercial paper (a)	Copel GET	Partial amortization of the 3rd, 4th and 5th debenture issues and meeting various short-term obligations, including energy purchases, regulatory obligations and dividends.	Personal guarantee	09.10.2022	2	09.10.2025	Half-yearly	DI + spread 1,22%	DI + spread 1,31%	1,000,000	1,008,373 1,008,373	1,037,946 1,037,946
Caixa Econômica Federal 415.855-22/14	Copel DIS	Rural Electricity Program - Luz para Todos .	Own revenue; issue of promissory notes and commercial duplicates.	03.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	7,185 7,185	7,664 7,664
Banco do Nordeste do Brasil		Implementation of Jandaíra Wind Complex.	Bank guarantee	05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	21,687	17,720	17,969
35202166127989	Jandaíra I
35202164527986	Jandaíra II			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA (1) and 2.7086% + IPCA (1)	3.0107% + IPCA	56,421	46,001	46,644
35202162927987	Jandaíra III			05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	65,158	53,098	53,843
35202160027984	Jandaíra IV			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA (1) and 2.7086% + IPCA (1)	3.0107% + IPCA	65,421	53,312	54,053
35201915725525	Potiguar B141	Implementation of Vilas Wind Complex.	Fiduciary assignment of credit rights; fiduciary assignment of rights under the O&M contract; fiduciary assignment of rights arising from the authorization; pledge of shares; fiduciary alienation of project machinery and equipment; 100% bank guarantee; fiduciary assignment of the Debt Service Reserve Accounts; fiduciary assignment of the operating reserve account (O&M); Shareholder support agreement	04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	88,969	89,685
35201922425522	Potiguar B142			04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,213	88,993	89,709
35201926525533	Potiguar B143			04.11.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	88,662	89,376
35201910625534	Ventos de Vila Paraíba IV			04.18.2019	216	05.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	90,162	91,004
352020148727169	Potiguar B61			08.11.2020	216	08.15.2040	Monthly	IPCA + 1.4865%	IPCA + 1.4865%	163,886	185,400	186,552
18120185433499	Aventura II	Implementation of Aventura Wind Complex	Bank guarantee	12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5707%	IPCA + 2.5707%	69,338	63,285	-
18120185473500	Aventura III			12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5707%	IPCA + 2.5707%	82,490	75,557	-
18120185483501	Aventura IV			12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5707%	IPCA + 2.5707%	97,887	89,030	-
18120185493502	Aventura V			12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5707%	IPCA + 2.5707%	98,684	90,414	-
18720193955241	SRMN I	Implementation of Santa Rosa & Mundo Novo Wind Complex (SRMN)		04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	110,922	119,797	-
18720193965240	SRMN II			04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	97,057	104,159	-
18720193875242	SRMN III			04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	110,922	120,905	-
18720193985243	SRMN IV			04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	110,922	121,889	-
18720193995244	SRMN V			04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	83,192	90,300 1,587,653	- 718,835
Banco do Brasil - BNDES Transfer		Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	57,919 57,919	60,720 60,720
21/02000-0	Copel GeT

(a) Commercial paper, single series, for public distribution with restricted efforts. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.

(1) - IPCA used in the calculation of interest and not in the update of the principal. (continued)

40

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	03.31.2023	12.31.2022
BNDES 820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	57,919	60,719
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	10,381	11,186
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	30,896	32,012
13211061		Implementation of Colíder HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	600,461	615,968
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	7,194	7,502
15206041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	15,651	16,139
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	9,231	9,542
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.50%	194,000	157,247	159,948
19207901- A+B+E+F+G+H		Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.		06.03.2020	279	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	206,882	202,709	200,932
19207901- C+D+I+J		Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenau and Baixo Iguaçu - Realeza.		06.03.2020	267	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	225,230	190,535	188,869
14205611-C	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	9,798	11,757
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	33,247	34,125
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	36,074	37,027
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	28,996	29,888
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	21,436	22,096
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	48,616	50,112
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	51,922	53,519
18204611	Cutia		Pledge of shares; assignment of receivables.	10.10.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	538,621	543,337
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	12,339	12,842
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	399	598
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	16,380	16,981
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	2,454	3,020
											2,082,506	2,118,119
Total local currency											5,495,728	4,694,957
Gross debt (-) Transaction cost Net debt											5,495,728 (45,686) 5,450,042	4,694,957 (44,594) 4,650,363
Current Noncurrent											336,274 5,113,768	278,838 4,371,525

DI - Interbank Deposit Rate IPCA - Inflation Index

TJLP - Long term interest rate

41

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

20.1	Breakdown of loans and financing by currency and index

		03.31.2023%		12.31.2022%
	indexes at period end
Local currency	(%)
TJLP	7.37	1,716,820	31.51	1,755,556	37.75
CDI	13.65	1,745,205	32.02	1,772,718	38.12
IPCA	4.65	1,968,181	36.11	1,099,050	23.63
Without indexer (annual fixed rate)	-	19,836	0.36	23,039	0.50
		5,450,042	100.00	4,650,363	100.00
		5,450,042	100.00	4,650,363	100.00

20.2	Maturity of noncurrent installments

03.31.2023	Gross debt	(-) Transaction cost	Net debt
2024	568,385	(6,829)	561,556
2025	1,633,968	(5,845)	1,628,123
2026	262,278	(2,350)	259,928
2027	266,033	(2,351)	263,682
2028	251,782	(2,364)	249,418
After 2028	2,167,938	(16,877)	2,151,061
5,150,384		(36,616)	5,113,768

20.3	Changes in loans and financing

Balance as of January 1, 2023	4,650,363
Business combination effects (Note 1.2)	875,738
Charges	136,563
Monetary and exchange variations	12,666
Amortization - principal	(59,216)
Payment - charges	(166,072)
Balance as of March 31, 2023	5,450,042

20.4	Covenants

Loans and financing agreements contain clauses that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. The non-compliance with the contracted conditions may result in fines or in the declaration of the early maturity of debts.

On December 31, 2022, all financial indicators measured annually were fully met. On March 31, 2023, all other agreed indicators and conditions were fully met.

42

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

The financial covenants contained in the agreements are presented below:

Company	Contractual Instrument	Annual financial ratios	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá Banco do Brasil No. 21/02000-0 - Mauá	EBITDA / Net financial results	≥ 1.3
	Commercial paper	Debt service coverage ratio Consolidated net debt / Consolidated EBITDA	≥ 1.5 ≤ 3.5
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / EBITDA	≤ 4.0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1.3
Santa Helena	BNDES Finem No. 14212721
São Bento Energia, Investimento e Participações GE Boa Vista S.A. GE Farol S.A. GE Olho D´Água S.A. GE São Bento do Norte S.A.	BNDES Assignment Agreement BNDES Finem No. 11211531 BNDES Finem No. 11211521 BNDES Finem No. 11211551 BNDES Finem No. 11211541	Debt service coverage ratio	≥ 1.3
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1.2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1.3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1.3

Financing for businesses - Finem

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A. The contract establishes that, should the index be in the range between 1.10 and 1.20, the value of the funds invested in the Reserve Account must be complemented so that the total reaches the index of 1.20, within 2 days of the release of the financial statements.

43

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Notes to the Consolidated Interim Financial Information

21.	Debentures

Company	Issue	Characteristics	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	03.31.2023	12.31.2022
Copel	8th	(a)	Payment of the 6th issue of debentures and working capital increase	Personal guarantee	06.14.2019	1	06.14.2022	Half-yearly	106.0% of DI	110.93% of DI	500,000	-	-
Copel GeT	3rd 4th	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	3	10.20.2022	Half-yearly	126.0% of DI	131.21% of DI	1,000,000	-	-
			Full early redemption of the 4th issue of the Company’s trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.		07.23.2018	3	07.23.2023	Half-yearly	126.0% of DI	133.77% of DI	1,000,000	343,509	357,573
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.		09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7.6475%	IPCA+ 8.3295%	290,000	226,542	225,643
	6th (1st serie) 6th (2nd serie)	(c)	Full early redemption of the 5th issue of the Company’s trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.		07.15.2019	2	07.15.2024	Half-yearly	109.0% of DI	111.25% of DI	800,000	823,357	852,816
			Reimbursement of expenses related to the Colíder HPP and Baixo Iguaçu HPP projects		07.15.2019	1	07.15.2025	Half-yearly	IPCA + 3.90%	IPCA+ 4.46%	200,000	254,423	251,363
	7th (1st serie) 7th (2nd serie)		Reinforcement of the Issuer's working capital; amortization and/or reimbursement of cash of the principal portion of the 3rd and 4th issue of debentures.		10.15.2021	2	10.15.2026	Half-yearly	DI + spread 1.38%	DI + spread 1.45%	1,133,363	1,209,050	1,166,982
			Investments for expansion, renovation or improvement and/or reimbursement of expenses within the scope of the Projects: Improvements of Gov. Bento Munhoz da Rocha Netto HPP; Implementation of the Assets of Lot “E”, from Aneel Auction No. 05/2015; Investments in Mata de Santa Genebra Transmissão S.A. and Bela Vista Geração de Energia S.A.		10.15.2021	3	10.15.2031	Half-yearly	IPCA + 5.7138%	IPCA + 6.1033%	366,637	412,287	397,825
	8th (1st serie) 8th (2nd serie)		Acquisition of Santa Rosa & Mundo Novo Wind Complex (SRMN) and Aventura Wind Complexes.		01.15.2023	2	01.15.2030	Half-yearly	DI + spread 1.40%	DI + spread 1.41%	1,100,000	1,126,951	-
			Reimbursement of investment expenses and/or contributions in the scope of the Jandaíras I, II, III and IV Wind Power Generating Plants Projects.		01.15.2023	3	01.15.2035	Half-yearly	IPCA +6.8226%	IPCA +7.5817%	200,000	205,449	-
Copel DIS	3rd 4th	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	2	10.20.2022	Half-yearly	126.0% of DI	130.85% of DI	500,000	-	-
			Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.		09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2.70%	CDI + 3.96%	1,000,000	334,153	346,895
	5th (1st serie) 5th (2nd serie)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the Issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		11.15.2019	3	11.15.2027	Half-yearly	IPCA + 4.20%	IPCA+ 4.61%	500,000	638,376	618,209
			Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		11.15.2019	2	11.15.2022	Half-yearly	DI + spread 1.45%	CDI + 1.65%	350,000	-	-
	6th (1st serie) 6th (2nd serie)		Reinforcement of working capital and amortization of the first installment of the principal of the debentures of each of the Issuer's following issues: 3rd, 4th and 5th Issue.		06.16.2021	2	06.15.2026	Half-yearly	CDI + spread 1.95%	CDI + 2.02%	1,000,000	1,044,193	1,006,449
			Investment for expansion, renovation or improvement and reimbursement of expenses of the Issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		06.16.2021	3	06.15.2031	Half-yearly	IPCA + 4.7742%	IPCA + 5.1564%	500,000	578,954	559,894
	7th (1st serie) 7th (2nd serie) 7th (3rd serie)	(e)	Reinforcement of working capital; redemption of 3rd issue debentures; amortization of the 2nd installment of the principal of the 4th and 5th issuance.		05.15.2022	2	05.15.2025	Half-yearly	CDI + 1.21%	CDI + 1.28%	300,000	316,256	305,380
					05.15.2022	2	05.15.2027	Half-yearly	CDI + 1.36%	CDI + 1.42%	901,450	950,828	917,789
			Investments for expansion, renovation or improvement and/or reimbursement of expenses of the issuer's electricity distribution network, linked to Aneel's Concession Agreement No. 46/1999.		05.15.2022	3	05.15.2032	Half-yearly	IPCA + 6.1732%	IPCA + 6.6587%	298,550	312,520	301,830
Brisa Potiguar	2nd (1st serie) 2nd (2nd serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2.02%	TJLP + 2.02%	147,575	89,368	91,468
					03.24.2016	192	07.15.2032	Monthly	IPCA + 9.87%	IPCA+ 10.92%	153,258	125,508	126,067
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA + 5.8813%	IPCA+ 6.83%	360,000	374,161	360,894
Gross debt (-) Transaction cost Net debt												9,365,885 (89,224) 9,276,661	7,887,077 (83,222) 7,803,855
Current Noncurrent												1,468,414 7,808,247	1,346,347 6,457,508
(a)	Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(b)	Simple debentures, single series, not convertible into shares, with security interest and additional personal guarantee, for public distribution with restricted efforts, pursuant to CVM Instruction No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(c)	Simple debentures, two series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(d)	Simple debentures, two series, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus and Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.
(e)	Simple debentures, three series, not convertible into shares, unsecured, with additional personal guarantee, for public distribution with restricted placement efforts, pursuant to CVM Instruction No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.

44

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

21.1	Maturity of noncurrent installments

03.31.2023	Gross debt	(-) Transaction cost	Net debt
2024	667,583	(10,715)	656,868
2025	1,811,077	(12,551)	1,798,526
2026	1,795,557	(10,286)	1,785,271
2027	724,305	(8,704)	715,601
2028	64,063	(7,123)	56,940
After 2028	2,817,003	(21,962)	2,795,041
7,879,588		(71,341)	7,808,247

21.2	Changes in debentures

Balance as of January 1, 2023	7,803,855
Funding	1,300,000
(-) Transaction costs	(11,325)
Charges and monetary variations	332,388
Amortization - principal	(5,688)
Payment - charges	(142,569)
Balance as of March 31, 2023	9,276,661

21.3	Covenants

The issued debentures contain clauses that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. The non-compliance with the contracted conditions may imply the need to request consent from the debenture holders or the declaration of early maturity of the debts.

On December 31, 2022, all financial indicators measured annually were fully met, except for the subsidiaries Ventos de Santo Uriel and Nova Asa Branca III which did not meet the Debt Service Coverage Ratio (ICSD) of 1.3. However, the Company preventively requested and received, on December 30, 2022, according to letter from BNDES AE/DEENE2 No. 061/2022, the commitment of the development banking institution not to declare the early maturity of the debenture deeds, based on the performance of this index in fiscal year 2022. On March 31, 2023, all other agreed indicators and conditions were fully met.

45

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

The financial covenants contained in the debenture agreements are presented as follows:

Company	Contractual Instrument	Annual financial ratio	Limit
4th issue of Debentures
5th issue of Debentures
Copel GeT	6th issue of Debentures
	7th issue of Debentures 8th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3.5 ≥ 1.5
4th issue of Debentures
Copel DIS	5th issue of Debentures 6th issue of Debentures
7th issue of Debentures
Nova Asa Branca I Nova Asa Branca II Nova Asa Branca III Nova Eurus IV Ventos de Santo Uriel	2nd issue of Debentures	Debt service coverage ratio	≥ 1.3
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1.2

22.	Post-employment Benefits

The Company sponsors private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants. Fundação Copel de Previdência e Assistência is the entity that manages these plans.

22.1	Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III, the only plan available for new participants, is a Variable Contribution - CV plan in the contributory phase and, after retirement, it becomes a Defined Benefit - BD plan.

22.2	Healthcare Plan

The Company allocates resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

46

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

22.3	Statement of financial position and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

	03.31.2023	12.31.2022
Pension plans	685	949
Healthcare plans	1,080,573	1,069,088
	1,081,258	1,070,037
Current	86,404	73,814
Noncurrent	994,854	996,223

Amounts recognized in the statement of income are shown below:

	03.31.2023	03.31.2022
Employees
Pension plans	14,245	14,509
Healthcare plan - post employment	32,532	35,074
Healthcare plan - active employees	18,893	18,170
	65,670	67,753
Management
Pension plans	283	295
Healthcare plan	45	37
	328	332
	65,998	68,085

22.4	Changes in post-employment benefits

Balance as of January 1, 2023	1,070,037
Appropriation of actuarial calculation	32,532
Appropriation of pension and healthcare contributions	35,950
Amortizations	(57,261)
Balance as of March 31, 2023	1,081,258

23.	Sectorial Charges Payable

03.31.2023		12.31.2022
Energy Development Account - CDE	37,815	41,122
Global Reversal Reserve - RGR	4,523	5,366
42,338		46,488

24.	Research and Development and Energy Efficiency

In accordance with Law No. 9,991/2000 and supplementary regulations, concession operators and licensees of electric power generation and transmission are required to allocate annually the percentage of 1% of their net operating regulatory revenue to research and development of the electricity sector activities, and the electric power distribution concession operators must segregate this same percentage into the research and development and energy efficiency programs of the electricity sector.

47

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

The registered balances of Research and Development - R&D and Energy Efficiency Program - EEP are shown in the table below:

Disbursed and not completed		Balance to be collected	Balance to disburse	Balance as of 03.31.2023	Balance as of 12.31.2022
Research and Development - R&D
FNDCT	-	8,424	-	8,424	6,588
MME	-	4,213	-	4,213	3,314
R&D	232,225	3,348	28,559	264,132	260,243
	232,225	15,985	28,559	276,769	270,145
Energy efficiency program - EEP
Procel	-	13,419	-	13,419	11,960
EEP	151,809	743	189,633	342,185	332,653
	151,809	14,162	189,633	355,604	344,613
384,034		30,147	218,192	632,373	614,758
			Current	376,147	370,244
			Noncurrent	256,226	244,514

National Fund for Scientific and Technological Development - FNDCT National Program of Electricity Conservation - Procel

24.1	Changes in R&D and EEP balances

FNDCT		MME	R&D	Procel	EEP	Total
Balance as of January 1, 2023	6,588	3,314	260,243	11,960	332,653	614,758
Additions	12,685	6,342	12,688	1,444	5,776	38,935
Performance agreement	-	-	-	-	1,268	1,268
Interest rate (Note 32)	-	-	1,249	15	6,042	7,306
Payments	(10,849)	(5,443)	(2,332)	-	(2,895)	(21,519)
Concluded projects	-	-	(7,716)	-	(659)	(8,375)
Balance as of March 31, 2023	8,424	4,213	264,132	13,419	342,185	632,373

25.	Accounts Payable Related to Concessions

	Company	Grant	Signature	Closing	Discount rate	Annual Adjustment	03.31.2023	12.31.2022
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	05.2047	5.65% p.y.	IPCA	21,959	21,587
HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	31,180	30,518
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	9,222	9,050
HPP Guaricana	Copel GeT	03.03.2020	03.03.2020	03.2025	7.74% p.y.	IPCA	2,021	2,200
HPP Fundão and HPP Santa Clara	Elejor	10.23.2001	10.25.2001	05.2037	11.00% p.y.	IGPM	871,561	874,187
935,943								937,542
						Current	105,228	105,003
						Noncurrent	830,715	832,539

Discount rate applied to calculate present value

Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.

Payment to the federal government

Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

25.1	Changes in accounts payable related to concessions

Balance as of January 1, 2023	937,542
Adjustment to present value	(3,034)
Monetary variations	30,484
Payments	(29,049)
Balance as of March 31, 2023	935,943

26.	Right-of-use Asset and Lease Liability

26.1	Right-of-use asset

	Balance as of	Additions	Remeasurement adjustment	Amorti-	Loss on	Balance as of
	January 1, 2023			zation	disposal	March 31, 2023

Real estate	136,489	854	(1,361)	(2,580)	(89)	133,313
Vehicles	113,018	8,301	4,606	(13,633)	-	112,292
Equipment	11,873	112	-	(2,556)	-	9,429
	261,380	9,267	3,245	(18,769)	(89)	255,034

26.2	Lease liability

26.2.1	Changes in lease liability

Balance as of January 1, 2023		273,756
Additions		9,267
Remeasurement adjustment		3,245
Charges		5,717
Amortization - principal		(17,384)
Payment - charges		(5,711)
Loss on disposal		(93)
Balance as of March 31, 2023		268,797
	Current	66,254
	Noncurrent	202,543

The Company defines the discount rate based on the nominal interest rate applied to the last fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 15.05% p.a.

26.2.2	Maturity of noncurrent installments

2024	38,646
2025	35,606
2026	36,666
2027	10,417
2028	9,864
After 2028	169,194
Undiscounted amounts	300,393
Imputed interest	(97,850)
Lease liabilities balance	202,543

49

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

26.2.3	Potential PIS/Cofins recoverable rights

The following table shows the potential PIS/Cofins recoverable rights embedded in the leasing consideration, according to the expected payment periods.

Cash Flows	Nominal value	Present value
Lease consideration	431,449	268,797
Potential Pis/Cofins	32,812	21,339

26.3	Impact of forecast inflation on discounted cash flows

In accordance with IFRS 16, in measuring and remeasuring lease liabilities and right-of-use assets, the Company used the discounted cash flow method without considering forecast future inflation, according to the prohibition imposed by the standard.

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with IFRS 16 and the amount that would be recorded considering forecast inflation:

	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	268,797	321,470	19.60%
Right to use assets	255,034	291,612	14.34%
Financial expense	5,717	6,849	19.80%
Amortization expense	18,769	20,161	7.42%

26.4	Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 31.6). The balance of commitments from leases and rentals is shown below:

	Less than		Over
	1 year	1 to 5 years	5 years	03.31.2023
Commitments from leases and rentals	12,328	57,898	297,243	367,469

26.5	Receivables from leases

	Less than		Over	Total
	1 year	1 to 5 years	5 years	03.31.2023
Facilities sharing	1,393	5,572	18,132	25,097

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

27.	Other Accounts Payable

03.31.2023			12.31.2022
Fair value in the purchase and sale of power (Note 34.2.12)		1,179,010	738,703
Generation deviation - wind projects (Note 34.2.11)		185,368	184,813
Public lighting rate collected		61,488	52,520
Payments/returns to consumers		56,467	50,652
Aneel Order No. 084/2017 provision		39,442	38,145
Obligations to customers in gas sales operations (a)		34,783	33,223
Pledges in guarantee		28,197	29,924
Financial offset for the use of water resources		25,679	28,511
Other liabilities		103,529	90,362
1,713,963			1,246,853
	Current	713,962	601,619
	Noncurrent	1,000,001	645,234

(a) Refers to amounts paid for the purchase of contracted gas volumes not yet taken by customers.

28.	Provisions for Legal Claims and Contingent Liabilities

The Company and is responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning described in Note 4.11 of the financial statements as of December 31, 2022 are met.

The Company's management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company is responsible on the date of preparation of the financial statements, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

28.1	Change in provision for legal claims

		Income
		Provision		Construction
	Balances as of	for litigations		cost	Additions		Transfers/	Balances as of
	January 1, 2023	Additions	Reversals	Additions/(Rev.)	to assets	Settlements	Others	March 31, 2023
Tax
Cofins	123,564	319	-	-	-	-	-	123,883
Others	78,186	8,313	(5,731)	-	-	(7,731)	13,657	86,694
	201,750	8,632	(5,731)	-	-	(7,731)	13,657	210,577
Labors	536,464	21,875	-	-	-	(32,233)	-	526,106
Employee benefits	30,126	1,701	(516)	-	-	(93)	-	31,218
Civil
Civil and administrative claims	958,111	22,345	(4,106)	-	-	(33,695)	-	942,655
Easements	138,724	77	-	(15,744)	2,245	18	-	125,320
Expropriations and property	154,912	269	(41)	161	8,401	(3)	-	163,699
Customers	3,750	43	(1,675)	-	-	-	-	2,118
Environmental	5,269	771	(811)	-	-	-	-	5,229
	1,260,766	23,505	(6,633)	(15,583)	10,646	(33,680)	-	1,239,021
Regulatory	8,493	88	(2,311)	-	-	(18)	-	6,252
	2,037,599	55,801	(15,191)	(15,583)	10,646	(73,755)	13,657	2,013,174

51

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

28.2	Details of provisions for legal claims and contingent liabilities

The following table shows the details of the provisions for legal claims recorded and, in addition, the amounts of contingent liabilities, which are present obligations arising from past events, but without provisions recognized because it is not probable an outflow of resources that incorporate economic benefits to settle the obligation.

52

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

	Description	Consolidated
		Provisions		Contingent liabilities
		03.31.2023	12.31.2022	03.31.2023	12.31.2022
Tax Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	123.883	123.564	8.596	9.550
INSS	Tax requirements related to the social security contribution.	31.239	30.899	111.167	56.790
Federal taxes	Administrative requirements and questions from Receita Federal do Brasil (Federal Revenue Service).	2.157	2.100	42.094	53.682
ICMS (VAT)	Administrative requirements and questions from the State regarding the payment of ICMS (VAT) on the Company's invoices.	6.877	4.035	25.583	24.930
IPTU	Tax Requirement on Urban Territorial Property (IPTU) on properties affected by the public electricity service.	8.357	9.332	163.821	152.113
ISS	City halls tax requirement as ISS on construction services provided by third parties.	215	181	58.789	56.731
Other	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	37.849	31.639	116.442	149.518
		210.577	201.750	526.492	503.314
Labor	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	526.106	536.374	376.477	378.737
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	31.218	30.126	10.835	12.716
Regulatory
ESBR

ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station;

(ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

		-	-	1.138.777	1.130.845
Colíder exclusion of liability	Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period. As a result of the court injunction that excluded the delay period for the Colíder HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment - ACR, CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR. However, in the event of failure in the lawsuit, the Company must return the amounts credited, updated by the IGPM.	-	-	343.033	320.044
Other	Aneel's notifications about possible breaches of regulatory standards	6.252	8.493	48.663	45.718
		6.252	8.493	1.530.473	1.496.607

(continued)

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

	Description	Consolidated
		Provisions		Contingent liabilities
		03.31.2023	12.31.2022	03.31.2023	12.31.2022
Civil Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	60.620	73.366	61.305	71.237
Arbitration	Arbitration protected by secrecy and confidentiality, in the early stage of award settlement.	631.551	629.056	340.166 (a)	338.779
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	147.509	154.550	532.237	549.115
Indemnification to third parties (civil)	Actions for indemnity for resulting from damages caused during the construction of power plants. The execution of the sentence began without the previously determined accounting expertise. In the 1st degree, Copel challenged the execution and presented an insurance policy as a guarantee until a decision on the performance of an expert examination and excess of the value. As there was still no favorable position on the merits, the risk was reassessed with a change in the provisioned balance.	102.908	101.076	100.566	98.940
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	125.385	138.841	32.203	31.063
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	163.701	154.943	39.191	38.030
Consumers	Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.	2.118	3.758	1.979	1.911
Environmental

Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating

Licenses.

		5.229	5.266	227.361	216.380
		1.239.021	1.260.856	1.335.008	1.345.455
		2.013.174	2.037.599	3.779.285	3.736.829

(a) refers to the estimate of possible loss of a total, monetarily restated, of R$2,978,999 of the plaintiff's claim.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

29.	Equity

29.1	Capital

On March 31, 2023, paid in capital is R$10,800,000 (R$10,800,000 as of December 31, 2022). Its composition by shares (without par value) and the main shareholders are shown below, already considering the number of shares updated after the split and the conversion period of the UNITs Program ratified and approved by Management in 2021:

03.31.2023	Number of shares in units
	Common		Class "A” Preferred		Class “B” preferred		Total
	number of shares	%	number of shares	%	number of shares	%	number of shares	%
State of Paraná	734,298,319	69.66	-	-	115,945,012	6.90	850,243,331	31.07
BNDESPAR	131,161,562	12.44	-	-	524,646,248	31.24	655,807,810	23.96
Free float:
B3	138,212,290	13.11	681,680	21.79	909,513,430	54.16	1,048,407,400	38.31
NYSE	31,594,714	3.00	-	-	126,378,856	7.53	157,973,570	5.77
Latibex	221,967	0.02	-	-	1,851,143	0.11	2,073,110	0.08
Other shareholders	18,601,608	1.77	2,446,320	78.21	1,000,601	0.06	22,048,529	0.81
	1,054,090,460	100.00	3,128,000	100.00	1,679,335,290	100.00	2,736,553,750	100.00

29.2	Equity valuation adjustments

Balance as of January 1, 2023 Realization of equity evaluation adjustment	593,382
Deemed cost of fixed assets	(12,422)
Taxes on adjustments	4,223
Other adjustments
Adjustments on financial assets - subsidiaries	(282)
Taxes on other adjustments	96
Attributed to non-controlling interest	56
Balance as of March 31, 2023	585,053

55

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

29.3	Earnings per share - basic and diluted

	03.31.2023	03.31.2022
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders
Common shares	227,376	241,075
Class “A” preferred shares	742	787
Class “B” preferred shares	398,472	422,479
	626,590	664,341
Basic and diluted denominator
Weighted average of shares (in thousands)
Common shares	1,054,090,460	1,054,090,460
Class “A” preferred shares	3,128,000	3,128,000
Class “B” preferred shares	1,679,335,290	1,679,335,290
	2,736,553,750	2,736,553,750

Basic and diluted earnings per share attributable to controlling shareholders
Common shares	0.21571	0.22870
Class “A” preferred shares	0.23728	0.25158
Class “B” preferred shares	0.23728	0.25158

30.	Net Operating Revenue

Gross revenues		PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenue
						03.31.2023	03.31.2022
Electricity sales to final customers	2,459,196	(200,343)	(293,703)	(60,991)	-	1,904,159	2,134,153
Electricity sales to distributors	1,053,029	(140,014)	(3,796)	(16,555)	-	892,664	1,001,675
Use of the main distribution and transmission grid	2,530,819	(219,798)	(183,919)	(630,884)	-	1,496,218	1,262,904
Construction income	531,360	-	-	-	-	531,360	487,063
Fair value of assets from the indemnity for the concession	25,734	-	-	-	-	25,734	42,549
Distribution of piped gas	349,069	(25,613)	(63,335)	-	(3)	260,118	233,089
Result of sectorial financial assets and liabilities	269,120	(24,894)	-	-	-	244,226	324,185
Other operating revenue	192,611	(15,325)	-	-	(1,099)	176,187	102,131
7,410,938		(625,987)	(544,753)	(708,430)	(1,102)	5,530,666	5,587,749

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

30.1	Revenue by type and/or class of customers

03.31.2023		03.31.2022
Electricity sales to final customers	2,459,196	3,948,480
Residential	699,253	1,337,295
Industrial	162,574	332,698
Trade, services and other activities	384,085	765,115
Rural	169,952	318,936
Public entities	52,975	100,067
Public lighting	42,388	105,404
Public service	67,632	129,657
Free consumers	689,505	665,612
Donations and grants	190,832	193,696
Electricity sales to distributors	1,053,029	1,189,609
Bilateral contracts	598,384	727,779
Regulated contracts	296,339	253,423
Electric Energy Trade Chamber - CCEE	121,362	166,488
Effective interest - grant bonus (Note 9.3)	36,944	41,919
Use of the main distribution and transmission grid	2,530,819	2,801,864
Residential	742,262	847,873
Industrial	167,110	373,638
Trade, services and other activities	414,726	530,741
Rural	194,530	191,036
Public entities	60,578	63,597
Public lighting	47,375	52,190
Public service	54,299	59,390
Free consumers	580,225	384,746
Concessionaires and generators	22,761	21,369
Operating and maintenance income - O&M and interest income	246,953	277,284
Construction income	531,360	487,063
Power distribution service concession	489,977	439,969
Power gas distribution service concession	2,991	3,413
Power transmission concession (a)	38,392	43,681
Fair value of assets from the indemnity for the concession	25,734	42,549
Distribution of piped gas	349,069	310,061
Result of sectorial financial assets and liabilities	269,120	357,229
Other operating revenue	192,611	117,843
Leasing and rent (30.2)	114,576	82,691
Fair value in the purchase and sale of power	50,291	-
Income from rendering of services	10,019	22,486
Other income	17,725	12,666
GROSS OPERATING REVENUE	7,410,938	9,254,698
(-) Pis/Pasep and Cofins	(625,987)	(720,425)
(-) ICMS (VAT)	(544,753)	(1,549,414)
(-) Service tax (ISSQN)	(1,102)	(2,410)
(-) Sectorial charges (30.3)	(708,430)	(1,394,700)
NET OPERATING REVENUE	5,530,666	5,587,749

(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 10.3

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

30.2	Leases and rentals

30.2.1	Revenue from leases and rentals

03.31.2023		03.31.2022
Equipment and structures	114,098	82,304
Facilities sharing	415	333
Real estate	63	54
114,576		82,691

30.3	Regulatory charges

03.31.2023		03.31.2022
Energy Development Account - "CDE " - Power distribution service concession (30.3.1)	639,590	681,471
Other charges - rate flags (30.3.2)	330	638,575
Research and development and energy efficiency - R&D and EEP	38,935	40,779
Global Reversion Reserve - RGR quota	12,431	12,035
Energy Development Account - "CDE " - Power transmission concession	13,399	18,620
Inspection fee	3,745	3,220
708,430		1,394,700

30.3.1	Energy Development Account - CDE - power distribution concession

CDE, created by Law no. 10438/2002, amended by Law No. 12783/2013, which aims to promote energy development in the national territory, has as one of its fund sources the tariff charge attributed to end consumers in the tariff processes and periodically paid by the distributor. Annual charge amounts are defined by Aneel through approval resolutions and managed by CCEE.

As of June 2021, the Company began paying CDE Covid Account amounts provided for in Decision No. 939/2021, in the monthly amount of R$29,032, to repay the loan transaction taken out by CCEE, which intended to cover deficits or anticipate distributor revenues. The repayment will be made over 54 months, from June 2021 to December 2025.

On February 24, 2023, Aneel published Decision No. 510, which confirmed the specific amounts of CDE water shortage (Note 8.1) for payment of the financial transaction contracted to cover the additional costs demanded in the water crisis period, according to Regulatory Resolution No. 1008/2022. The monthly amount determined for Copel DIS is R$6,454, to be paid to CCEE as of June 2023.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

The balance is as follows:

Resolutions	Period	03.31.2023	03.31.2022
"CDE USO"	Quotas (a) Covid Account (b)	552,493 45,861	594,374 45,861
		598,354	640,235
"CDE ENERGIA"	Covid Account (b)	41,236	41,236
		639,590	681,471

(a)  "CDE Uso": Resolution No. 3,165/2022 (as of jan/23); Resolution No. 3,034/2022 (may-dec/22), Resolution No. 3,004/2021 (jan- apr/22).

(b)	"CDE Uso" and "CDE Energia" - Covid Account: Order No. 939/2021.

30.3.2	Tariff flag

The tariff flag system was created by Aneel Regulatory Resolution No. 547/2013, effective from 2015, to indicate whether an increase in the electric energy value to be passed on to end consumers would apply depending on the conditions for electricity generation. As of May 2022, after the improvement of hydric conditions, the green flag is prevailing, with no increase in energy bills.

30.4	Copel DIS annual tariff adjustment

Aneel ratified the result of the 2022 Annual Tariff Adjustment of Copel Distribuição through Approval Resolution No. 3,049/2022, authorizing an average readjustment of 4.90% perceived by consumers (9.89% in the readjustment of June 2021), and which was fully applied to tariffs as of June 24, 2022, with the average readjustment for high voltage consumers being 9.32% and 2.68% for low voltage consumers (respectively, 9.57 % and 10.04% in 2021).

31.	Operating Costs and Expenses

			General and	Other
	Operational	Selling	administrative	operational
	costs	expenses	expenses	expenses, net	03.31.2023	03.31.2022
Non-manageable costs and expenses
Electricity purchased for resale (31.1)	(1,820,975)	-	-	-	(1,820,975)	(1,939,498)
Charge of the main distribution and transmission grid	(687,571)	-	-	-	(687,571)	(774,975)
Materials and supplies for power electricity	(6,750)	-	-	-	(6,750)	(85,431)
Natural gas and supplies for gas business	(181,782)	-	-	-	(181,782)	(187,412)
	(2,697,078)	-	-	-	(2,697,078)	(2,987,316)
Manageable costs and expenses
Personnel and management (31.2)	(292,099)	(1,808)	(131,263)	-	(425,170)	(282,325)
Pension and healthcare plans (Note 22.3)	(44,081)	(183)	(21,734)	-	(65,998)	(68,085)
Materials	(18,356)	(7)	(2,560)	-	(20,923)	(18,236)
Third-party services (31.3)	(171,172)	(594)	(65,791)	-	(237,557)	(167,930)
Credit losses, provisions and reversals (31.4)	36,926	13,841	-	(40,044)	10,723	(115,948)
Other operational costs and expenses, net (31.6)	(57,835)	(12,030)	(18,126)	(14,889)	(102,880)	(93,115)
	(546,617)	(781)	(239,474)	(54,933)	(841,805)	(745,639)
Other
Depreciation and amortization	(329,926)	-	(16,605)	(6,119)	(352,650)	(320,378)
Construction cost (31.5)	(528,981)	-	-	-	(528,981)	(476,717)
	(858,907)	-	(16,605)	(6,119)	(881,631)	(797,095)
	(4,102,602)	(781)	(256,079)	(61,052)	(4,420,514)	(4,530,050)

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

31.1	Electricity purchased for resale

03.31.2023		03.31.2022
Purchase of Energy in the Regulated Environment - CCEAR	925,465	870,197
Itaipu Binacional	212,917	350,166
Electric Energy Trade Chamber - CCEE	99,546	69,949
Bilateral contracts	451,943	573,826
Program for incentive to alternative energy sources - Proinfa	91,413	110,487
Micro and mini generators	249,169	179,481
Fair value in the purchase and sale of power	-	21,834
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(209,478)	(236,442)
1,820,975		1,939,498

31.2	Personnel and management

	03.31.2023	03.31.2022
Personnel
Salaries and management fees (a)	277,699	150,102
Social charges on payroll	59,254	54,562
Meal and education allowance	29,056	25,723
Voluntary retirement program	2	(7,880)
	366,011	222,507
Management
Salaries and management fees	4,542	4,509
Social charges on payroll	945	936
Other expenses	72	68
	5,559	5,513
Provisions for performance and profit sharing
of employees and administrators	53,600	54,305
	425,170	282,325

(a) In 2023, R$138,173 were recorded referring to vacation benefit indemnity approved by the Collective Bargaining Agreement on January 19, 2023.

31.3	Third party services

03.31.2023		03.31.2022
Maintenance of electrical system	91,014	64,287
Maintenance of facilities	32,641	20,186
Communication, processing and transmission of data	29,152	24,118
Consumer service / call center	25,234	17,557
Consulting and audit	16,716	9,042
Meter reading and bill delivery	14,514	12,955
Other services	28,286	19,785
237,557		167,930

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

31.4	Credit losses, provisions and reversals

03.31.2023		03.31.2022
Provision for legal claims (Note 28)	40,291	64,167
Impairment (reversal of impairment) of assets
Power generation concession contract (Note 9.3)	(1,358)	-
Gas operations	-	1,629
Property, plant and equipment - generation segment (Note 16.4)	(35,568)	-
Expected credit losses (reversal of losses) - Trade accounts and Other receivables	(13,841)	51,437
Tax credits estimated losses	(247)	(1,285)
(10,723)		115,948

31.5	Construction costs

03.31.2023		03.31.2022
Materials	311,887	270,208
Third party services	158,870	150,964
Personnel	51,356	43,256
Other	6,868	12,289
528,981		476,717

31.6	Other operating costs and expenses, net

03.31.2023		03.31.2022
Financial offset for the use of water resources	38,499	20,820
Collection charge	11,935	11,912
Net losses (gains) in the decommissioning and disposal of assets	10,784	18,309
Leasing and rent	9,772	8,172
Insurance	9,329	9,737
Taxes	5,535	12,733
Aneel inspection fee	4,427	4,433
Compensation	4,083	2,865
Donations, contributions, grants, tax incentives (a)	784	234
Advertising and publicity
Associação das Emissoras de Radiodifusão do Paraná - AERP	3,194	2,853
Publicity	559	613
Sponsorship	497	525
Talento Olímpico Paranaense - TOP	-	122
Other net income, costs and expenses	3,482	(213)
102,880		93,115

(a) The balance includes the Company's social investments in education, culture, health, sports, among others, including incentive donations used as a tax benefit.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

32.	Financial Results

	03.31.2023	03.31.2023
Financial income
Arrears charges on bills	55,569	76,417
Return on financial investments	97,604	87,944
Remuneration of net sectorial assets and liabilities (Note 8)	25,195	32,129
Income and monetary restatement of judicial deposits	16,142	10,378
Interest on taxes to be offset	17,691	15,007
Monetary variation and adjustment to present value of accounts
payable related to the concession (Note 25.1)	7,375	1,286
Monetary variation over the Itaipu power purchase	3,338	29,507
Other financial income	26,303	17,434
(-) Pis/Pasep and Cofins taxes on financial income	(8,578)	(10,227)
	240,639	259,875
( - ) Financial expenses
Monetary and exchange variation and debt charges	466,949	347,730
Monetary variation and adjustment to present value of accounts
payable related to the concession (Note 25.1)	34,825	71,475
Interest on tax installments	10,561	7,749
Interest on R&D and EEP (Note 24.1)	7,306	8,045
Interest on lease liabilitie (Note 26.2)	5,717	3,865
Remuneration of net sectorial assets and liabilities (Note 8)	1,605	3,791
Monetary variation over the Itaipu power purchase	813	4,600
Other financial expenses	46,002	25,847
	573,778	473,102
Net	(333,139)	(213,227)

33.	Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and by key strategic decision-makers responsible for allocating funds and assessing performance.

33.1	Products and services from which the reportable segments have their revenues generated

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

Until March 31, 2023, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company did not identify any customer who individually accounts for more than 10% of their total net revenue until March 31, 2023.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4 of the financial statements as of December 31, 2022.

33.2	Company’s reportable segments

Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic, wind, and thermal projects (GER) and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines (TRA); for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

GAS - its attribution is to provide public service of piped natural gas distribution;

Power sale (COM) - its attribution is to trade energy and related services;

Holding and Services - its attribution is the provision of services and participation in other companies.

33.3	Assets by reportable segment

ASSETS 03.31.2023	Electric Energy			GAS	Holding and Services	Intersegment operations	Consolidated
	GET	DIS	COM
TOTAL ASSETS	26,656,292	20,881,942	2,265,570	1,082,586	2,241,268	(63,195)	53,064,463
CURRENT ASSETS	3,647,697	5,139,426	1,024,669	281,751	1,250,492	(1,381,513)	9,962,522
NONCURRENT ASSETS	23,008,595	15,742,516	1,240,901	800,835	990,776	1,318,318	43,101,941
Long term assets	6,974,213	8,093,276	1,232,525	74,405	790,887	(217,814)	16,947,492
Investments	3,273,244	532	-	-	161,904	-	3,435,680
Property, plant and equipment	11,174,627	-	568	-	13,823	-	11,189,018
Intangible assets	1,502,555	7,510,408	5,974	713,270	6,378	1,536,132	11,274,717
Right-of-use asset	83,956	138,300	1,834	13,160	17,784	-	255,034

ASSETS 12.31.2022	Electric Energy			GAS	Holding and Services	Intersegment operations	Consolidated
	GET	DIS	COM
TOTAL ASSETS	24,917,856	20,538,815	1,808,971	1,083,713	2,244,405	(890,060)	49,703,700
CURRENT ASSETS	3,237,725	4,937,240	990,867	282,714	1,311,618	(1,432,915)	9,327,249
NONCURRENT ASSETS	21,680,131	15,601,575	818,104	800,999	932,787	542,855	40,376,451
Long term assets	6,819,202	8,200,557	809,498	59,505	732,365	(178,982)	16,442,145
Investments	3,163,152	534	-	-	162,045	-	3,325,731
Property, plant and equipment	10,054,763	-	541	-	14,164	-	10,069,468
Intangible assets	1,559,776	7,257,827	6,193	726,107	5,987	721,837	10,277,727
Right-of-use asset	83,238	142,657	1,872	15,387	18,226	-	261,380

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

33.4	Statement of income by reportable segment

STATEMENT OF INCOME 03.31.2023	Electric Energy				GAS	Holding and Services	Inter- segment operations	Consolidated
	GET		DIS	COM
	GER	TRA
CONTINUING OPERATIONS
NET OPERATING REVENUE	1,057,632	339,034	3,531,641	1,116,652	263,251	-	(777,544)	5,530,666
Net operating revenue - third-parties	381,030	247,392	3,522,483	1,116,652	263,109	-	-	5,530,666
Net operating revenue - between segments	676,602	91,642	9,158	-	142	-	(777,544)	-
OPERATING COSTS AND EXPENSES	(565,888)	(122,653)	(3,238,770)	(1,018,224)	(219,345)	(33,178)	777,544	(4,420,514)
Energy purchased for resale	(25,864)	-	(1,464,757)	(1,008,782)	-	-	678,428	(1,820,975)
Charges for use of the main transmission grid	(159,441)	-	(625,128)	-	-	-	96,998	(687,571)
Personnel and management	(79,813)	(52,976)	(260,812)	(5,471)	(10,863)	(15,235)	-	(425,170)
Pension and healthcare plans	(12,291)	(8,208)	(41,545)	(510)	(1,500)	(1,944)	-	(65,998)
Materials and supplies	(3,050)	(1,370)	(15,960)	(9)	(213)	(321)	-	(20,923)
Raw materials and supplies for generation	(6,878)	-	-	-	-	-	128	(6,750)
Natural gas and supplies for gas business	-	-	-	-	(181,782)	-	-	(181,782)
Third party services	(53,468)	(14,910)	(155,176)	(501)	(3,073)	(11,282)	853	(237,557)
Depreciation and amortization	(206,664)	(3,888)	(124,363)	(714)	(15,775)	(1,246)	-	(352,650)
Provision for litigations	(4,028)	(2,569)	(33,051)	(9)	(15)	(619)	-	(40,291)
Reversal of impairment of assets	36,926	-	-	-	-	-	-	36,926
Other estimated losses, provisions and reversals	(819)	270	15,441	(456)	(350)	2	-	14,088
Construction cost	-	(36,013)	(489,977)	-	(2,991)	-	-	(528,981)
Other operating costs and expenses, net	(50,498)	(2,989)	(43,442)	(1,772)	(2,783)	(2,533)	1,137	(102,880)
EQUITY IN EARNINGS OF INVESTEES	4,162	100,023	-	-	-	(97)	-	104,088
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	495,906	316,404	292,871	98,428	43,906	(33,275)	-	1,214,240
Financial income	73,980	16,239	115,620	8,631	6,153	23,590	(3,574)	240,639
Financial expenses	(194,812)	(116,539)	(228,155)	(84)	(10,656)	(27,106)	3,574	(573,778)
OPERATING PROFIT (LOSS)	375,074	216,104	180,336	106,975	39,403	(36,791)	-	881,101
Income tax and social contribution	(127,468)	(32,803)	(40,646)	(36,471)	(13,480)	5,257	-	(245,611)
NET INCOME (LOSS)	247,606	183,301	139,690	70,504	25,923	(31,534)	-	635,490

STATEMENT OF INCOME 03.31.2022	Electric Energy				GAS	Holding and Services	Inter- segment operations	Consolidated
	GET		DIS	COM
	GER	TRA
CONTINUING OPERATIONS
NET OPERATING REVENUES	1,092,719	367,586	3,521,968	1,184,042	253,647	8,014	(840,227)	5,587,749
Net operating revenue - third-parties	380,437	279,595	3,512,572	1,156,511	250,620	8,014	-	5,587,749
Net operating revenue - between segments	712,282	87,991	9,396	27,531	3,027	-	(840,227)	-
OPERATING COSTS AND EXPENSES	(642,667)	(95,396)	(3,195,367)	(1,183,305)	(219,506)	(48,778)	854,969	(4,530,050)
Energy purchased for resale	(60,646)	-	(1,442,253)	(1,176,409)	-	-	739,810	(1,939,498)
Charges for use of the main transmission grid	(141,715)	-	(729,815)	-	-	-	96,555	(774,975)
Personnel and management	(55,382)	(34,092)	(165,461)	(3,445)	(9,766)	(14,179)	-	(282,325)
Pension and healthcare plans	(12,275)	(7,968)	(42,945)	(463)	(1,392)	(3,042)	-	(68,085)
Materials and supplies	(2,535)	(1,105)	(14,068)	(12)	(241)	(275)	-	(18,236)
Raw materials and supplies for generation	(88,177)	-	-	-	-	-	2,746	(85,431)
Natural gas and supplies for gas business	-	-	-	-	(187,412)	-	-	(187,412)
Third party services	(39,512)	(9,535)	(108,720)	(960)	(3,417)	(7,811)	2,025	(167,930)
Depreciation and amortization	(197,143)	(3,008)	(108,525)	(77)	(10,550)	(1,075)	-	(320,378)
Provision (reversal) for litigations	(3,542)	(2,003)	(50,338)	(25)	33	(8,292)	-	(64,167)
Impairment of assets	-	-	-	-	(1,629)	-	-	(1,629)
Other estimated losses, provisions and reversals	(1,025)	324	(48,572)	(720)	(159)	(14,742)	14,742	(50,152)
Construction cost	-	(33,335)	(439,969)	-	(3,413)	-	-	(476,717)
Other operating costs and expenses, net	(40,715)	(4,674)	(44,701)	(1,194)	(1,560)	638	(909)	(93,115)
EQUITY IN EARNINGS OF INVESTEES	4,596	109,093	-	-	-	(908)	-	112,781
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	454,648	381,283	326,601	737	34,141	(41,672)	14,742	1,170,480
Financial income	57,432	14,806	162,138	6,355	10,769	23,348	(14,973)	259,875
Financial expenses	(205,873)	(69,942)	(140,087)	(86)	(7,701)	(64,386)	14,973	(473,102)
OPERATING PROFIT (LOSS)	306,207	326,147	348,652	7,006	37,209	(82,710)	14,742	957,253
Income tax and social contribution	(102,555)	(64,747)	(120,615)	(2,364)	(9,960)	12,779	-	(287,462)
NET INCOME (LOSS)	203,652	261,400	228,037	4,642	27,249	(69,931)	14,742	669,791

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33.5	Additions to noncurrent assets by reportable segment

03.31.2023	Electric Energy			GAS	Holding and Services	Consolidated
	GET	DIS	COM
Contract assets	-	477,097	-	2,810	-	479,907
Property, plant and equipment	75,252	-	45	-	29	75,326
Intangible assets	1,052	-	435	-	557	2,044
Right-of-use asset	234	9,033	-	-	-	9,267

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

34.	Financial Instruments

34.1	Categories and determination of fair value of financial instruments

				03.31.2023		12.31.2022
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	1	2,911,274	2,911,274	2,678,457	2,678,457
Bonds and securities (b)	6	2	501,792	501,792	431,056	431,056
Accounts receivable - distribution concession (c)	9.1	3	1,560,022	1,560,022	1,442,819	1,442,819
Accounts receivable - generation concession (c)	9.3	3	70,001	70,001	68,642	68,642
Fair value in the purchase and sale of power (d)	11	3	1,572,356	1,572,356	1,081,758	1,081,758
Other temporary investments (e)		1	13,422	13,422	15,372	15,372
Other temporary investments (e)		2	13,380	13,380	10,247	10,247
			6,642,247	6,642,247	5,728,351	5,728,351
Amortized cost
Collaterals and escrow accounts (a)			178	178	157	157
Trade accounts receivable (a)	7		3,577,994	3,577,994	3,451,869	3,451,869
Sectorial financial assets (a)	8		436,180	436,180	381,398	381,398
Accounts receivable - concessions - bonus from
the grant (g)	9.2		782,005	883,199	766,832	866,653
			4,796,357	4,897,551	4,600,256	4,700,077
Fair value through other comprehensive income
Certified Emission Reductions - CERs (j)			10,399	10,399	10,295	10,295
			10,399	10,399	10,295	10,295
Total financial assets			11,449,003	11,550,197	10,338,902	10,438,723
Financial liabilities
Fair value through profit or loss
Fair value in the purchase and sale of power (d)	27	3	1,179,010	1,179,010	738,703	738,703
			1,179,010	1,179,010	738,703	738,703
Amortized cost
Sectorial financial liabilities (a)	8		259,123	259,123	483,255	483,255
ICMS installment payment (f)	12.2.4		46,744	42,265	48,320	43,419
Special Tax Regularization Program - Pert (f)	12.2		399,068	338,001	404,075	340,025
PIS and Cofins to be refunded to consumers (a)	12.2.1		2,046,612	2,046,612	1,995,158	1,995,158
Accounts payable to suppliers (a)	19		2,087,719	2,087,719	2,215,470	2,215,470
Loans and financing (f)	20		5,495,728	5,239,038	4,694,957	4,171,789
Debentures (h)	21		9,365,885	9,092,840	7,887,077	7,688,396
Accounts payable related to concession (i)	25		935,943	1,051,992	937,542	1,051,710
			20,636,822	20,157,590	18,665,854	17,989,222
Total financial liabilities			21,815,832	21,336,600	19,404,557	18,727,925

Different levels are defined as follows:

Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;

Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;

Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

Determining fair values

a)	Equivalent to their respective book values due to their nature and terms of realization.

b)	Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government
c)	Financial assets with fair values similar to book values (Note 4.4 of the financial statements as of December 31, 2022).

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

d)	The fair values of assets and liabilities are equivalent to their book values (Note 4.15 of the financial statements as of December 31, 2022).
e)	Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.
f)	The cost of the highest value of the last funding carried out by the Company, CDI + spread of 1.40%, was used as a basic assumption for the discount of the expected payment flows, except for contracts with Banco do Nordeste do Brasil - BNB that have the fair value similar to the book value, in view of the contractual characteristics for the construction of specific infrastructure.
g)	Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by Aneel auction notice 12/2015 (9.04%).
h)	Calculated according to the quotation of the last trade in the secondary market through the average price of the Unit Price - PU on March 31, 2023, obtained from the Brazilian Association of Financial and Capital Market Entities - Anbima.
i)	The actual pre-tax discount rate of 8.65% p.a. was used, compatible with the rate estimated by the Company for long-term projects.
j)	Financial assets with fair values similar to book values (Note 4.2 of the financial statements as of December 31, 2022).
34.2	Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

34.2.1	Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Exposure to credit risk	03.31.2023	12.31.2022
Cash and cash equivalents (a)	2,911,274	2,678,457
Bonds and securities (a)	501,792	431,056
Pledges and restricted deposits linked (a)	178	157
Trade accounts receivable (b)	3,577,994	3,451,869
Sectorial financial assets (c)	436,180	381,398
Accounts receivable - distribution concession (c)	1,560,022	1,442,819
Accounts receivable - concessions - bonus from the grant (d)	782,005	766,832
Accounts receivable - generation concessions (e)	70,001	68,642
Other temporary investments (f)	26,802	25,619
9,866,248		9,246,849

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

a)	The Company manages the credit risk of its assets in accordance with the Management’s policy of investing virtually all its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.
b)	Risk of losses resulting from difficulties to receive amounts billed to customers related to internal and external factors. To mitigate this type of risk, the Company manages its accounts receivable, detecting customers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.
c)	Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, corresponding to the costs and investments not recovered through the tariff.
d)	Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.
e)	For the generation concession assets, Aneel published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, later covered by Normative Resolution No. 1027/2022, which regulated the calculation of these values through the presentation of appraisal reports to be prepared by accredited companies. In August 2022, Copel filed with Aneel the assessment reports related to the residual values, with a base date of July 2015, for the HPP Governador Parigot de Souza - GPS and HPP Mourão - MOU, which, since January 2023, are being inspected by the regulatory agency. Management's expectation of indemnification for these assets supports recoverability of the balances recorded.
f)	Risk arising from the possibility of the Company incurring losses due to stock market volatility. This type of risk involves external factors and is being managed through periodic assessments of the variations in the market.
34.2.2	Liquidity risk

The liquidity risk of the Company consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk by relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The budget for the next fiscal year is annually approved.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. From 2027 on, the 2026 indicators are repeated throughout the forecast period.

	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
03.31.2023
Loans and financing	Note 20	52,825	121,861	610,528	3,830,773	3,543,526	8,159,513
Debentures	Note 21	97,845	246,457	1,822,359	7,221,381	4,045,759	13,433,801
Accounts payable related	Rate of return +
to concession	IGP-M and IPCA	9,690	19,381	87,925	505,839	2,201,398	2,824,233
Accounts payable to suppliers	-	1,793,309	205,504	22,703	66,203	-	2,087,719
PIS and Cofins to be refunded
to consumers	Note 12.2.1	-	-	825,000	1,237,005	-	2,062,005
Special Tax Regularization Program - Pert	Selic	4,909	9,928	46,477	287,122	149,387	497,823
ICMS installment payment	Selic	896	1,812	8,464	43,942	-	55,114
Sectorial financial liabilities	Selic	17,529	35,598	169,377	60,733	-	283,237
Lease liability	Note 26	2,524	5,074	21,502	64,255	261,794	355,149
		1,979,527	645,615	3,614,335	13,317,253	10,201,864	29,758,594

(a) Effective interest rate - weighted average.

As disclosed in Notes 20.4 and 21.3, the Company has loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

34.2.3	Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a)	Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The effect of the exchange rate variation resulting from the power purchase agreement with Itaipu is transferred to customers in Copel DIS's next tariff adjustment. The exchange rate risk in the purchase of gas by Compagas is mitigated by the monitoring and transfer of the price variation to customers through tariff, when possible. The Company maintains permanent monitoring of these fluctuations.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis to measure the impact of the devaluation of the US dollar on its financial liabilities subject to currency risk.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

For the baseline scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the Company considers the balance updated with the exchange rate variation - prevailing at the end of the period (R$/US$5.20) based on the median market expectation for 2023 according to the Central Bank of Brazil Focus Report. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

Foreign exchange risk	Risk	Baseline	Projected scenarios
		03.31.2023	Probable	Scenario 1	Scenario 2
Financial liabilities
Suppliers
Itaipu	USD appreciation	(143,285)	(3,373)	(40,038)	(76,702)
Acquisition of gas	USD appreciation	(82,569)	(1,944)	(23,072)	(44,200)
		(225,854)	(5,317)	(63,110)	(120,902)

b)	Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or increase financial expenses related to the assets and liabilities raised in the market.

The Company has not entered derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes to observe any need for contracting.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

For the baseline scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the Company considers the balances updated with the variation of the indicators (CDI/Selic - 12.50%, IPCA - 6.04%, IGP-M - 3.03% and TJLP - 7.12%) estimated as market average projections for 2023 according to the Central Bank of Brazil Focus Report, except TJLP that considers the Company's internal projection. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

Interest rate risk and monetary variation	Risk	Baseline 03.31.2023	Projected scenarios
			Probable	Scenario 1	Scenario 2
Financial assets
Bonds and securities	Low CDI/Selic	501,792	47,258	35,565	23,825
Collaterals and escrow accounts	Low CDI/Selic	178	16	12	8
Sectorial financial assets	Low Selic	436,180	40,284	30,323	20,290
Accounts receivable - concessions	Low IPCA	2,342,027	105,312	79,128	52,849
Accounts receivable - generation concessions	Undefined (a)	70,001	-	-	-
		3,350,178	192,870	145,028	96,972
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(752,092)	(69,461)	(86,518)	(103,460)
Banco Itaú	High CDI	(1,008,373)	(93,130)	(115,999)	(138,714)
BNDES	High TJLP	(1,676,611)	(88,787)	(110,750)	(132,623)
BNDES	High IPCA	(393,244)	(17,683)	(22,064)	(26,429)
Banco do Nordeste	High IPCA	(1,587,653)	(71,391)	(89,078)	(106,703)
Banco do Brasil - BNDES Transfer	High TJLP	(57,919)	(3,067)	(3,826)	(4,582)
Other	No risk	(19,836)	-	-	-
Debentures	High CDI/Selic	(6,148,297)	(567,835)	(707,274)	(845,774)
Debentures	High IPCA	(3,128,220)	(140,665)	(175,514)	(210,242)
Debentures	High TJLP	(89,368)	(4,733)	(5,903)	(7,069)
Sectorial financial liabilities	High Selic	(259,123)	(23,932)	(29,808)	(35,646)
ICMS installment payment	High Selic	(46,744)	(4,317)	(5,377)	(6,430)
Special Tax Regularization Program - Pert	High Selic	(399,068)	(36,857)	(45,907)	(54,897)
Accounts payable related to concession	High IGP-M	(871,561)	(19,732)	(24,642)	(29,544)
Accounts payable related to concession	High IPCA	(64,382)	(2,895)	(3,612)	(4,327)
		(16,502,491)	(1,144,485)	(1,426,272)	(1,706,440)

(a) Risk assessment still requires ruling by the Concession grantor.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

34.2.4	Electricity shortage risk

Most of the installed capacity in Brazil currently comes from hydroelectric generation, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non- cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

Considering the strong wind generation in the Northeast, biomass generation in the Southeast and the rainy season with affluent natural energies that raised the reservoirs to comfortable values during 2022, it is estimated that the risk of energy shortages in 2023 and 2024 is minimized.

The energy supply guarantee criteria are currently established by the National Energy Policy Council - CNPE through Resolution 29/2019. With reason, the responsible bodies keep the energy deficit risk indicators within the safety margin in all subsystems.

34.2.5	Risk of Generation Scaling Factor - GSF impacts

The Energy Reallocation Mechanism - MRE is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as assured energy (GF) and is calculated centrally. Unlike the Settlement price for differences (PLD), which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have guarantee. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

For the contracts in the Regulated Contracting Environment - ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the HPP Mauá, HPP Baixo Iguaçu, HPP Colíder and SHP Cavernoso II.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra, of the plants whose concessions were renewed in accordance with Law 12,783/2013 and the plants that renegotiated the hydrological risk in the ACR, in accordance with Law 13,203/2015. This is a financial risk since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

The GSF risks are greatly reduced due to the improvement in the hydrological scenario in 2022 concomitant with the low load growth.

34.2.6	Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, amended by Law No. 14,052/2020, regarding to the deadline for requesting the extension of concessions under the physical guarantee quota system.

According to the mentioned law, the concession operator should request extension of concession at least 36 months before the end date of the contract or act of granting for hydroelectric power plants and electric power transmission enterprises, and 24 months before the end date of the contract or act of granting for thermoelectric plants. The Granting Authority may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation ventures (RAG - Annual Generation Revenue) and transmission ventures (RAP - Permitted Annual Revenue).

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the Granting Authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

In 2018, Decree No. 9.271/2018 was published, amended by Decrees No. 10.135/2019, No. 10.893/2021 and No. 11.307/2022, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, having as one of the conditionings factors the alteration of the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 12 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the Granting Authority and the same concessionaire can participate in the auction if it meets the qualification conditions.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

Some of the generation projects of Copel had their concession period extended due to the effects of the GSF renegotiation, which established the compensation through an extension of the concession period of the plants contemplated by Law No. 13,203/2015, resulting in the approval of the extension period of the concession of these plants through of Ratifying Resolutions No. 2,919/2021 and No. 2,932/2021.

For HPP Governador Bento Munhoz da Rocha Netto - GBM (1,676 MW), whose concession will end in 2024, the Company has not expressed any interest in extending the concession, as internal studies have shown that the extension through early change of the exploration regime would be economically and financially disadvantageous in relation to exploration of the plant under the current regime until concession end. On March 3, 2020, Copel GeT transferred the concession of HPP GBM to the subsidiary F.D.A. Geração de Energia Elétrica S.A. with the purpose of divesting the control of this concessionaire and, thus, allow a new concession grant for 30 years, as provided for in Decree No. 9.271/2018. However, the process of transforming Copel into a “Corporation” is underway, as described in Note 1, which will allow the Company to maintain 100% interest in the HPP GBM. If this corporate transformation of Copel takes place, the concessions of HPP Governador Ney Aminthas de Barros Braga (Segredo) and HPP Governador José Richa (Salto Caxias) will also be renewed.

On November 25, 2022, Copel expressed to the Granting Authority its interest in obtaining a thirty-year concession for these three plants. The analysis of the assumptions used to define the value of the granting bonuses for these three plants, presented in Note 1, is in progress in order to assess the advantage of the operation.

With respect to HPP São Jorge, whose concession ends in 2026, Copel did not express interest in the renewal and intends, at the end of the concession, to request Aneel to convert the granting of concession into granting of registration.

Regarding TPP Figueira concession, which expired in March 2019, the Company awaits the conclusion of the process, which is in progress at Aneel and MME. The plant went through a modernization process that provided direct benefits such as improved energy efficiency and reduced emissions of pollutants in the atmosphere, compared to the old plant. The plant was released for commercial operation on December 7, 2022, through Order No. 3,502/2022.

According to the Law No. 14,052/2020, the Company may express its intention to extend the concession of the HPP Apucaraninha until January 2024, and the HPP Guaricana and HPP Chaminé until July and August 2025, respectively. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Granting Authority.

Regarding the transmission segment, the only Copel GeT concession to expire in the next ten years is the Concession Contract No. 75/2001, referring to Transmission Line Bateias-Jaguariaíva 230 kV, which will expire on August 17, 2031.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

Additionally, regarding the extension of transmission concession contracts, on December 29, 2022 Decree No. 11,314 was published, determining that the extension of transmission concessions may be carried out only when the bidding process is unfeasible or results in damage to the public interest and will be carried out without the advance indemnity of the assets linked to the provision of the service, conditioned to the acceptance by the concessionaire in relation to the revenue and other conditions of the amendment to be prepared by Aneel.

34.2.7	Risk on non-renewal of concessions - distribution of electricity

The fifth amendment to Copel DIS concession contract No. 46/1999 imposes economic and financial efficiency covenants and quality indicators that, if not complied with, may result in termination of the concession, in accordance with the provisions of the contract, particularly the right to full defense and adversary system.

On November 17, 2020, Aneel approved Normative Resolution No. 896, consolidated by Normative Resolution No. 948/2021, which establishes the indicators and procedures for monitoring efficiency in relation to the continuity of supply and the economic-financial management of public electricity distribution service concessions from the year 2021.

Indicators and penalties

Year	Indicator	Criteria	Penalties
From 2021	Economic - financial efficiency	in the base year	Capital Increase (a) Limitation on distribution of dividends and interest on capital Restrictive regime for contracts with related parties
		2 consecutive years	Concession termination
	Quality Indicators	in the base year	Results plan
		2 consecutive years or 3 of the previous 5 calendar years	Limitation on distribution of dividends and interest on capital
		3 consecutive years	Concession termination

(a) Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

Targets set for Copel Distribuição

			Quality - limits		Quality - performed
Year	Economic and Financial Management	Realized	DECi	FECi	DECi	FECi
2022	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	Achieved	9.19	6.80	7.98	5.29
2023	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	-	8.69	6.39	-	-

Net Debt: Gross debt deducted from financial assets, with the exception of financial assets and financial liabilities in administrative or judicial discussion. The accounts that make up the gross debt and financial assets are defined in the attachment VIII to Aneel Resolution No 948/2021.

QRR: Regulatory Reinstatement Share or Regulatory Depreciation Expense. This value will be the one defined in the last Periodic Tariff Review, updated by the variation of the Regulatory Portion B and calculated on a pro rata basis.

Recurring EBITDA: Earnings Before Interest (Financial Result), Taxes (Income Taxes), Depreciation and Amortization.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

34.2.8	Risk of non-extension of the gas distribution concession

Upon termination of the concession by the end of the contractual term, the assets linked to the gas distribution services will revert to the Granting Authority, the State of Paraná, and the Company will be compensated for the assets related to the concession that have not yet been amortized, evaluated at their book value monetarily restated up to that date.

34.2.9	Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor market.

The difference between the costs remunerated by the tariff and those effectively incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market, plus the amounts of involuntary overcontracting recognized by the regulator.

Copel DIS estimates ending the year with a contracting level of 117.5%, but considers that it has sufficient amounts of "involuntary over-contracting" to accommodate the estimated contracting for the year. Thus, there is no risk of penalization for overcontracting.

34.2.10	Gas shortage risk

The natural gas market in Paraná, made up of Compagas consumers (non-thermoelectric market) and the Araucária Thermoelectric Power Plant (UEG Araucária), is supplied by contracts with Petrobras that use the transport infrastructure of the Brazil-Bolivia gas pipeline (Gasbol). Compagas signed a contract with Petrobras for the supply of natural gas, effective from 2022 to 2025, which will make it possible to meet the demand that was not contracted for 2022, as well as part of the estimated demand between 2023 and 2025. UEG Araucária, meanwhile, negotiates and signs short-term natural gas contracts because of its merchant operation regime.

In the current situation of the natural gas sector in Brazil, the Novo Mercado de Gás program, coordinated by the Ministry of Mines and Energy, aims to open the natural gas market to make it dynamic, competitive, integrated with the electrical and industrial sectors. The supply of natural gas is growing and coming from diverse sources, and the great challenge for the sector still focuses on enabling new producers and traders to access infrastructure and the consumer market, currently served mostly by Petrobras. Finally, the new gas law, Law No. 14.134/2021, represents another important step in opening the Brazilian gas market, in order to make it more competitive and with greater potential for expansion.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

A possible shortage in the supply of gas could result in losses for Copel due to a reduction in revenue from the natural gas distribution service by Compagas or penalties for non-compliance with the obligations contained in the concession contract. Furthermore, in this scenario, UEG Araucária would probably be kept out of operation. However, the Company considers this risk to be low in view of the situation of the Novo Mercado de Gás and the enactment of Law No. 14,134/2021.

34.2.11	Risk of non-performance of wind farms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the assured energy committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. The balance recorded in liabilities referring to the non-performance is demonstrated in note 27.

34.2.12	Risk related to price of power purchase and sale transactions

The Company operates in the electricity purchase and sale market to achieve results with variations in the price of electricity, respecting the risk limits pre-established by Management. This activity, therefore, exposes the Company to the risk by the volatility of future electricity prices.

Future electricity purchase and sale transactions are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of operations on the balance sheet date.

The table below shows the notional values of the electricity commercialization contracts on the date of these interim financial information, which have an average maturity of 125 months for purchase contracts and 24 months for sales contracts:

Purchase		Sale
2023	485,210	491,274
2024	709,159	826,362
2025	698,514	810,863
2026	694,343	748,766
2027	628,018	633,293
2028 to 2040	3,621,647	4,669,632
6,836,891		8,180,190

The fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima on March 31, 2023, without inflation, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions at the date of these interim financial information are stated below.

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Assets		Liabilities	Net
Current	356,361	(322,821)	33,540
Noncurrent	1,215,995	(856,189)	359,806
1,572,356		(1,179,010)	393,346

Sensitivity analysis of energy purchase and sale operations

The Company developed a sensitivity analysis to measure the impact of changes in future prices. For the base scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the Company considers the balances updated with the market price curve and NTN-B rate on March 31, 2023. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, because of extraordinary events that may affect the economic scenario.

	Price	Baseline	Projected scenarios
	variation	03.31.2023	Probable	Scenario 1	Scenario 2

Unrealized gains (losses) on energy purchase and sale operations	Increase	393,346	393,346	324,471	255,597

	Decrease	393,346	393,346	462,219	531,093

34.2.13	Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the buyer/seller. In the event of such failure, the Company is obliged to sell/acquire energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history.

In addition, even if our policy is more restrictive and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the Company's counterparties.

34.3	Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt deeds provides for the annual maintenance of the index below 3.5, and the eventual expectation of non-compliance of that indicator gives rise to actions by the Management to correct the course of the calculations until the end of each year.

34.3.1	Debt to equity ratio:

Indebtedness	03.31.2023	12.31.2022
Loans and financing	5,495,728	3,738,269
Debentures	9,365,885	8,240,769
(-) Cash and cash equivalents	(2,911,274)	(2,678,457)
(-) Bonds and securities	(501,792)	(431,056)
Net debt	11,448,547	8,869,525
Equity	21,766,529	21,131,225
Debt to equity ratio	0.53	0.42

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35.	Related Party Transactions

Related parties / Nature of operation	Assets		Liabilities		Revenue		Cost / Expense
	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	03.31.2022	03.31.2023	03.31.2022
Controlling shareholder
State of Paraná - dividends payable	-	-	109,777	109,777	-	-	-	-
Energia Solidária Program (a)	-	9,735	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	2,547	8,353	-	-	-	-	-	-
Employees transferred (b)	429	305	-	-	-	-	-	-
Meteorological System of Paraná - Simepar (c)	-	-	1,140	298	-	-	(2,480)	(1,901)
Entities with significant influence (d)
BNDES and BNDESPAR - dividends payable	-	-	76,684	76,684	-	-	-	-
Financing (Note 20)	-	-	2,062,421	2,097,606	-	-	(49,570)	(47,612)
Debentures - Compagás	-	-	-	-	-	-	-	-
Debentures - wind farms (Note 21)	-	-	214,173	216,811	-	-	(7,726)	(8,423)
State of Paraná investee
Sanepar (e)	-	-	147	448	-	-	(545)	(1,903)
Use of water taken from plants’ reservoirs	-	-	-	-	485	234	-	-
Joint ventures
Voltalia São Miguel do Gostoso (f)	-	-	-	-	29	27	-	-
Dividends	1,032	1,032	-	-	-	-	-	-
Caiuá Transmissora de Energia (g) (h) (i)	313	313	1,968	1,400	939	837	(7,122)	(4,538)
Dividends	5,486	5,486	-	-	-	-	-	-
Integração Maranhense Transmissora (h) (i)	-	-	239	120	-	-	(720)	(605)
Dividends	6,885	6,885	-	-	-	-	-	-
Matrinchã Transmissora de Energia (h) (i)	-	-	1,337	1,355	-	-	(5,488)	(3,722)
Dividends	41,577	41,577	-	-	-	-	-	-
Guaraciaba Transmissora de Energia (h) (i)	-	-	671	671	-	-	(2,748)	(1,618)
Dividends	49,966	50,137	-	-	-	-	-	-
Paranaíba Transmissora de Energia (h) (i)	-	-	855	869	-	-	(3,531)	(2,402)
Dividends	9,644	5,400	-	-	-	-	-	-
Cantareira Transmissora de Energia (h) (i)	-	-	654	660	-	-	(2,694)	(1,913)
Dividends	9,254	9,254	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (h) (i) (j)	2,138	3,236	1,436	1,401	3,770	4,715	(5,893)	(4,121)
Dividends	13,333	13,333	-	-	-	-	-	-
Associates
Dona Francisca Energética S.A. (k)	14	15	1,356	1,356	45	14	(4,062)	(3,936)
Dividends	56	852	-	-	-	-	-	-
Foz do Chopim Energética Ltda. (l)	302	302	-	-	906	810	-	-
Key management staff
Fees and social security charges (Note 31.2)	-	-	-	-	-	-	(5,559)	(5,513)
Pension and healthcare plans (Note 22.3)	-	-	-	-	-	-	(328)	(332)
Other related parties
Fundação Copel	-	-	-	-	-	-	-	-
Administrative property rental	-	-	100,982	102,410	-	-	(2,894)	(2,908)
Pension and healthcare plans (Note 22.3)	-	-	1,081,258	1,070,037	-	-	-	-
Lactec (m)	3	3	1,633	1,131	116	152	(784)	(562)
Tecpar (n)	-	-	-	-	513	323	-	-
Celepar (n)	-	-	-	-	278	-	-	-
Assembleia Legislativa do Paraná (n)	-	-	-	-	80	78	-	-
Portos do Paraná (n)	-	-	-	-	1,041	368	-	-

a)	Energia Solidária Program, created by state law No. 20.943/2021, replacing the Luz Fraterna Program, establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 2 and 3 of this law.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For these charges on electricity bills for the period of September 2010

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices under the State Law No. 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and, therefore, this asset was not recognized, in compliance with the current accounting standards. For the tax treatment, as determined by the Brazilian Federal Revenue Office in the Normative Instruction No. 1,753/2017, the Company has taxed this revenue. Copel and the State of Paraná appealed the decision. The case is expected to be processed and sent to the Court of Justice of Paraná, for judgment at the appeal level. Management reinforces that it is making all necessary efforts and taking all appropriate measures to preserve the Company's interests.

Tarifa Rural Noturna Program, regulated by Decree No. 1,288/2019, provides for the payment to Copel Distribuição, by the State Government, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from this service, including the additional tariff flag, owned by the beneficiary consumers, included in the denominated night period consumption, as specified in the decree.

b)	Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.
c)	The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.
d)	BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 29.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended. BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.
e)	Basic sanitation provided by Sanepar.

f)	Contracts for connection to the transmission system signed by Copel GeT, Costa Oeste, Marumbi and Uirapuru, with maturities between 2031 and 2048.
g)	Operation and maintenance services agreement provided by Copel GeT, maturing on May 10, 2026. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.
h)	Charges for use of the transmission system due by Copel GeT, FDA, UEG Araucária and wind farms.

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i)	Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.
j)	Agreements entered by Copel GeT: for operation and maintenance services, maturing on February 1, 2028, and facility sharing, maturing on January 1, 2043.
k)	Connection to the transmission system contracts entered by Copel GeT, Costa Oeste, Marumbi and Uirapuru, maturing on between the years 2031 and 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.
l)	Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2025, and connection to the transmission system, maturing on January 1, 2043.
m)	The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), of which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, FDA. UEG Araucária and Copel DIS, which are subjected to prior or later control and approval by Aneel. Copel COM provides services and sells energy to the institute.
n)	Energy sale agreement signed between Copel COM and: Institute of Technology of Paraná – Tecpar (public company of the State Government that supports innovation and economic and social development in Paraná and Brazil), Information Technology Company of Paraná - Celepar (mixed capital company that is part of the indirect administration of the Paraná State Government), Portos do Paraná (port complex that operates as a public company of the State Government, subordinated to the Infrastructure and Logistics Secretary of State) and Assembleia Legislativa do Paraná (legislative assembly of the State).

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of existing transactions and the balances of commitments are eliminated from each other when preparing the Company's consolidated financial statements.

In addition, Copel GeT has energy purchase commitments with Dona Francisca in the amount of R$43,999 (R$47,935 on December 31, 2022), and Copel COM has energy sale commitments signed with agencies and / or entities related to the Paraná State Government, totaling R$23,307 (R$25,050 on December 31, 2022).

Regarding the compensation of key management personnel, the Company does not have additional obligations beyond the short-term benefits disclosed in the table above and in the notes referenced.

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35.1	Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 20 and 21.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$4,449 (R$4,449 on December 31, 2022) and made by Copel COM (Copel Mercado Livre), in the amount of R$550,565 (R$329,725 on December 31, 2022).

Sureties and guarantees granted by Copel and Copel GeT for financing, and debentures of joint ventures are reported below:

Company	Operation	Final maturity	Amount approved	Balance (a)	Interest %	Amount guarantees
(1) Caiuá Transmissora	Financing BNDES	02.15.2029	84,600	25,012	49.0	(b)
(2) Cantareira Transmissora (3)	Debentures Financing	08.15.2032 09.15.2032	100,000 426,834	87,056 362,867	49.0	(b) (b)
(4) Guaraciaba Transmissora (5)	Financing BNDES Debentures	01.15.2031 12.15.2030	440,000 118,000	285,179 123,654	49.0	(b) (b)
(6)	Financing BNDES	06.15.2029	691,440	285,517		(b)
(7) Matrinchã Transmissora	Debentures (2nd)	06.15.2029	180,000	214,431	49.0	(b)
(8)	Debentures (3rd)	12.15.2038	135,000	155,966		(c)
(9) IMTE Transmissora	Financing	02.12.2029	142,150	45,298	49.0	(b)
(10) Mata de Santa Genebra (11)	Debentures (2nd) Debentures (3rd)	11.15.2030 11.15.2041	210,000 1,500,000	1,716,857 0	50.1	860,145
(12) Paranaíba Transmissora (13)	Financing Debentures	10.15.2030 03.15.2028	606,241 120,000	401,985 90,096	24.5	(b) (b)
						860,145
(a)	Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.
(b)	For these contracts, the corporate guarantee and/or the letter of guarantee were exonerated, leaving only the pledge of Copel GeT shares.
(c)	The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.

Corporate guarantee provided by Copel: (10) (11)

Operation guarantee: pledge of shares held by Copel Get in the ventures.

36.	Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these interim financial information, are as follows:

03.31.2023		12.31.2022
Energy purchase and transportation contracts	116,914,978	108,768,267
Acquisition of assets for electricity distribution	1,474,426	1,187,336
Gas purchase contracts	3,659,906	3,875,135

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37.	Insurance

The specification by risk modality and effective date of the main insurance policies can be seen below:

Policy	End of term	Insured amount
Operational risks - Cutia and Bento Miguel	03.29.2024	2,209,803
Named perils	08.24.2023	2,130,270
Operational risks - HPP Baixo Iguaçu	05.31.2023	2,042,375
Operational risks - HPP Colíder	12.01.2023	1,892,320
Operational risks - HPP Governador Jayme Canet Junior	01.21.2024	1,594,472
Operational risks - Ventos de Serra do Mel II e IV	11.28.2023	1,075,284
Fire - owned and rented facilities	08.24.2023	854,464
Operational risks - Brisa Potiguar	06.27.2023	766,454
Operational risks - UEG Araucária (a)	05.31.2024	744,222
Operational risks - Elejor	09.07.2023	728,426

(a) The insured amount of operational risks - UEG Araucária has been translated from USD into BRL, with the current rate R$5.0804 as of March 31, 2023.

In addition to the insurance policies listed above, the Company takes out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. Additionally, the Company has an indemnity contract, in addition to the D&O insurance. The guarantee insurances taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as a guarantor, within the limits of their share of interest in each project.

38.	Additional information to the Statement of Cash Flows

38.1	Transactions not involving cash

Of the total additions of contract assets (shown in Notes 10.1 and 10.2) and acquisitions of property, plant and equipment (shown in Note 16.2), R$146,540 (R$194,224 as of March 31, 2022) and R$3,555 (R$31,321 as of March 31, 2022), respectively, represent the amount of purchases made in installments and not settled through the end of the reporting period.

According to Note 26, the additions and remeasurement adjustment occurred in right-of-use assets totaled R$12,512 (R$35,819 as of March 31, 2022), with a corresponding entry in lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

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39.	Condensed individual financial information of Companhia Paranaense de Energia - Copel

In order to attend Rule 12-04 of Regulation S-X of the Securities and Exchange Commission (the “SEC”), Management has incorporated the condensed individual financial information of Companhia Paranaense de Energia - Copel in these financial statements.

This information was prepared considering the same accounting policies as described in Notes 3 and 4 to the Company’s consolidated financial statements as of December 31, 2022. Investments in subsidiaries are recognized in the individual financial statements based on the equity method. Initially recorded at cost, their carrying amount is increased or decreased by the recognition of the investor's interest in profit, loss and other comprehensive income generated by subsidiaries after acquisition. When required, for the calculation of equity in earnings of investees, the subsidiaries financial statements are adjusted to align their policies with the Parent Company's accounting policies.

39.1	Condensed statements of financial position

ASSETS	03.31.2023	12.31.2022
Current assets
Cash and cash equivalents	23,675	199,877
Bonds and securities	92	93
Dividends receivables (41.5.3)	715,833	824,143
Other current receivables	1,284	977
Income tax and social contribution	112,339	107,523
Prepaid expenses	2,143	855
Receivable from related parties (41.5.1)	270,215	47,404
	1,125,581	1,180,872
Noncurrent assets
Other temporary investments	26,802	25,619
Judicial deposits	141,062	138,747
Other current receivables	19	18
Deferred tax assets	340,691	333,877
Other noncurrent recoverable taxes	40,131	39,810
Prepaid expenses	195	-
	548,900	538,071
Investments (41.5.2)	20,991,553	20,339,344
Property, Plant and Equipment, net	7,709	7,948
Intangible Assets	5,242	4,724
Right-of-use asset	4,466	4,586
	21,557,870	20,894,673
Total assets	22,683,451	22,075,545

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

LIABILITIES	03.31.2023	12.31.2022
Current liabilities
Payroll, social charges and accruals	6,578	6,605
Related parties (41.5.1)	2,349	1,838
Suppliers (41.5.6)	8,351	5,373
Other taxes payable	1,289	28,690
Dividends payable	344,206	344,251
Post employment benefits	3,827	2,957
Lease liability	456	436
Other accounts payable	2,320	558
	369,376	390,708
Noncurrent liabilities
Related parties (41.5.1)	5,851	5,851
Other taxes due	3,792	3,676
Post employment benefits	22,929	23,890
Lease liability	4,265	4,373
Other accounts payable	25,249	25,241
Provisions for legal claims (41.5.4)	808,165	804,442
	870,251	867,473
Equity
Share capital	10,800,000	10,800,000
Equity valuation adjustments	585,053	593,382
Legal reserves	1,512,687	1,512,687
Retained earnings	7,911,295	7,911,295
Accumulated profit	634,789	-
	21,443,824	20,817,364
Total liabilities and equity	22,683,451	22,075,545

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

39.2	Condensed statements of income

03.31.2023		03.31.2022
Operating revenues (expenses)
General and administrative expenses	(31,993)	(23,595)
Other revenues (expenses), net	(2,186)	(18,244)
Result of equity in investees	639,572	711,739
	605,393	669,900
Operating income before financial results	605,393	669,900
Financial income (expenses)
Financial revenues	14,924	17,082
Financial expenses	(541)	(37,100)
	14,383	(20,018)
Operating income	619,776	649,882
Income tax and social contribution
Deferred income tax and social contribution	6,814	14,459
	6,814	14,459
Net income	626,590	664,341
Basic and diluted net earning per share attributed to controlling shareholders - expressed in
Brazilian Reais
Common shares	0.21571	0.22870
Class A preferred shares	0.23728	0.25158
Class B preferred shares	0.23728	0.25158

39.3	Condensed statement of comprehensive income

	03.31.2023	03.31.2022
NET INCOME	626,590	664,341
Other comprehensive income
Items that may be reclassified to profit or loss
Adjustments related to financial assets - equity	(130)	-
Total comprehensive income, net of taxes	(130)	-
TOTAL COMPREHENSIVE INCOME	626,460	664,341

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

39.4	Condensed statements of cash flows

03.31.2023		03.31.2022
Net cash generated from operating activities	52,744	61,759
Cash flow from investing activities
Financial investments	(1,182)	(4,750)
Loans and financing granted to related parties	(214,024)	(100,000)
Additions in investments	(13,000)	(4,830)
Additions to property, plant and equipment	(29)	(789)
Additions to intangible	(557)	(509)
Net cash used from investing activities	(228,792)	(110,878)
Cash flow from financing activities
Amortization of principal - loans and financing	-	(134,894)
Amortization of principal - Lease liabilities	(109)	(76)
Dividends and interest on capital paid	(45)	(6)
Net cash used in financing activities	(154)	(134,976)
Total effects on cash and cash equivalents	(176,202)	(184,095)
Cash and cash equivalents at the beginning of the period	199,877	626,052
Cash and cash equivalents at the end of the period	23,675	441,957
Change in cash and cash equivalents	(176,202)	(184,095)

39.5	Additional individual information related to Companhia Paranaense de Energia - Copel

39.5.1	Related Parties

	03.31.2023	12.31.2022
Assets
Structure sharing (a)	4,751	-
Copel Distribuição - loan agreement (b)	213,331	-
Jandaíra Wind Complex - loan agreement (c)	52,133	47,404
	270,215	47,404
Liabilities
Structure sharing (a)	2,349	1,838
Elejor advance	5,851	5,851
	8,200	7,689

a)	Structure sharing

Balances mainly refer to contracts for sharing personnel and management expenses entered between Copel and its direct and indirect subsidiaries.

b)	Copel Distribuição - loan agreement

On February 27, 2023, a loan agreement was signed between Copel and Copel DIS, with the approval of limits plus IOF and interest of CDI + 1.40% p.a., to provide resources for financing the company activities and business. The contract is valid until February 27, 2025. Of the overall approved amount of R$400,000, the amount of R$211,000 was transferred and the financial income for the period ended as of March 31, 2023 is R$1,741.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

c)	Jandaíra Wind Complex - loan agreement -

On May 17, 2022, a loan agreement was signed between Copel and the companies of the Jandaíra Wind Complex, with the approval of limits plus IOF and interest of CDI + 1.38% p.a., to provide resources for financing the company activities and business. The contracts are valid until May 17, 2024. Of the overall approved amount of R$49,400, the amount of R$49,087 was transferred and the financial income for the period ended as of March 31, 2023 is R$1,833.

39.5.2	Investments

03.31.2023		12.31.2022
Copel Geração e Transmissão	13,211,307	12,790,070
Copel Distribuição	6,762,964	6,610,274
Copel Serviços	7,818	8,635
Copel Comercialização	489,284	418,780
UEG Araucária	51,118	55,414
Compagas	297,356	284,135
Elejor	9,801	9,990
Other investments (a)	161,905	162,046
20,991,553		20,339,344

(a) The information regarding joint ventures, associates and other investments are presented in Note 15.

39.5.3	Dividends receivable

03.31.2023		12.31.2022
Subsidiaries
Copel Geração e Transmissão	262,899	372,899
Copel Distribuição	265,574	265,574
Copel Comercialização	39,626	39,626
Compagas	138,584	136,246
UEG Araucária	7,998	7,746
Joint ventures and Associates
Voltália	1,032	1,032
Dona Francisca	57	909
Solar Paraná	-	48
Other investments	63	63
715,833		824,143

39.5.4	Provisions for legal claims

03.31.2023		12.31.2022
Tax Claim	160,049	159,235
Labor	4,057	3,514
Employee benefits	229	745
Civil	643,830	640,948
808,165		804,442

89

COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

39.5.5	Restriction of transfer of funds from subsidiaries

The subsidiaries described below qualify as either concessionaires of public services or independent power producers. As such, any transfer of funds to the respective Parent Company, in the form of loans or advances, requires approval by the regulator. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian Corporate Law. Total restricted subsidiaries net assets are composed as follows:

03.31.2023		12.31.2022
Copel Geração e Transmissão	13,211,307	12,662,224
Copel Distribuição	6,762,964	7,558,556
Compagas	583,053	507,901
UEG Araucária	251,819	540,577
20,809,143		21,269,258

39.5.6	Liquidity

The following table shows the expected undiscounted settlement values of the Copel liabilities, in each time range:

	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
03.31.2023 Suppliers	8,336 8,336	3 3	12 12	- -	- -	8,351 8,351

40.	Subsequent events

40.1	Public consultation 016/2023 - Aneel

On May 24, 2023, the notice of opening of public consultation 016/2023 was published by Aneel, for contributions until June 15, 2023, to obtain subsidies for the improvement of the draft of the concession contract that will regulate, under Decree No. 9.271/2018 and after the potential transformation of Copel into a “Corporation”, as described in Note 1, the new concession for the exploration of UHE Governador Ney Aminthas de Barros Braga (Segredo) and UHE Governador José Richa (Salto Caxias), as well as to approve the changes in the draft of the concession contract that will regulate the granting of the UHE Governador Bento Munhoz (Foz do Areia), approved by Dispatch No. 600/2022, in order to reflect the provisions of the MME/ME Interministerial Ordinance No. 01/2023 and MME Ordinance No. 726/2023.

40.2	Law 14,592/2023

On May 30, 2023, Law 14,592 was published, regulating the exclusion of the value of ICMS (VAT) from the calculation basis of PIS and Cofins on the acquisition of goods, with prospective effectiveness. However, the Company informs that it adopted the rule as of May 1, 2023, due to the effectiveness of Provisory Measure No. 159/2023, which regulated the same matter.

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COMPANHIA PARANAENSE DE ENERGIA – COPEL Notes to the Consolidated Interim Financial Information

The impact generated by this change is the reduction in the value of PIS and Cofins credit taking on the acquisition of goods eligible by the tax rule. It was evaluated that the greatest impact is reflected in Copel DIS, but its effect is annulled by the adjustment of the effective rate in the tariff reasonableness.

40.3	Public distribution offer of debentures

On June 6, 2023, Copel DIS informed that a public distribution offer of 1,600,000 simple debentures, not convertible into shares, unsecured, with additional personal guarantee, in 3 series, of the 8th issue of the Issuer, with a unit face value of R$ 1, totaling on the date of issue of the Debentures, that is June 15, 2023, the total amount of R$ 1,600,000. Financial settlement is scheduled for June 20, 2023.

Curitiba, June 7, 2023

91

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 2, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.